UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2014 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2015 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, Pemex Exploración y Producción (Pemex Exploration and Production, which we refer to as PEP), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals), Pemex-Petroquímica (Pemex-Petrochemicals), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services) and, as of August 1, 2015, also refers to Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3(a) to the 2014 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into (i) the Offering Circular dated January 22, 2015, relating to its U.S. $52,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue and (ii) its Registration Statement on Form F-4 filed with the SEC on July 21, 2015.

Exchange Rates

On September 18, 2015, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 16.5615 = U.S. $1.00.

Energy Reform

Corporate Reorganization

On November 18, 2014, pursuant to the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos approved the Director General’s proposal for our corporate reorganization, which provides for the formation of the new productive state-owned subsidiaries, PEP, Pemex Cogeneration and Services, Pemex Drilling and Services, Pemex Fertilizers, Pemex Ethylene, Pemex Transformación Industrial (Pemex Industrial Transformation) and Pemex Logística (Pemex Logistics). On March 27, 2015, the Board of Directors of Petróleos Mexicanos adopted acuerdos de creación (creation resolutions) for each of the new productive state-owned subsidiaries, which were subsequently published in the Diario Oficial de la Federación (Official Gazette of the Federation) on April 28, 2015.

On June 1, 2015, PEP and Pemex Cogeneration and Services were formed and began operating in accordance with the May 22, 2015 resolution of the Board of Directors of Petróleos Mexicanos that was published in the Official Gazette of the Federation on May 29, 2015. Effective as of June 1, 2015, PEP became, as a matter of Mexican law, the successor to Pemex-Exploración y Producción (Pemex-Exploration and Production), the decentralized public entity and former subsidiary of Petróleos Mexicanos that was dissolved as of this date. On August 1,

2015, Pemex Drilling and Services, Pemex Fertilizers and Pemex Ethylene were formed and began operating in accordance with the July 29, 2015 resolution of the Board of Directors of Petróleos Mexicanos that was published in the Official Gazette of the Federation on July 31, 2015.

The principal lines of business of the new productive state-owned subsidiaries are as follows:

•	PEP explores for and exploits crude oil and natural gas and transports, stores and markets these hydrocarbons; and

•	Pemex Cogeneration and Services uses the heat and steam generated in our industrial processes to generate electrical energy.

•	Pemex Drilling and Services performs drilling services;

•	Pemex Fertilizers integrates the ammonia production chain up to the point of sale of fertilizers; and

•	Pemex Ethylene separates the ethylene business from Pemex-Petrochemicals in order to take advantage of the integration of the ethylene production chain.

Each of the new productive state-owned subsidiaries is a legal entity empowered to own property and carry on business in its own name and has technical and operational autonomy, subject to the central coordination and strategic direction of Petróleos Mexicanos. The corporate purpose of the productive state-owned subsidiaries is to create economic value and profitability for the Mexican nation, in connection with which they may carry out activities domestically or internationally.

Assignment of Exploration and Production Rights

As part of Round One, the Ministry of Energy is conducting competitive bidding rounds in order to determine the partners with which we may enter into farm-out agreements for the exploration and development of certain areas that were assigned to us through Round Zero. In the short term, we have identified ten opportunities for joint ventures with other companies. The selected areas were identified on the basis of their technical complexity, capital requirements and other strategic considerations. We hope that these strategic partnerships will help us increase production levels, accelerate field development, gain access to new technologies and best practices in the industry and reduce our capital commitments. The following table sets forth, by field type, the areas that we plan to explore and develop through strategic partnerships:

Type	Area

Mature onshore fields	Rodador Ogarrio Cárdenas–Mora Samaria

Mature offshore fields	Sinán-Bolontikú Ek-Balam

Heavy oil offshore fields	Ayatsil-Tekel-Utsil

Large natural gas deepwater fields	Kunah-Piklis

Área Perdido deepwater fields	Trión-Exploratus Maximino

As of the date of this report, we have submitted requests to the Ministry of Energy to open bidding for strategic partnerships for exploration in the following areas: Cardenas-Mora, Ogarrio, Rodador and Samaria mature onshore fields; the Ayatsil-Tekel-Utsil heavy oil offshore fields; the Sinán-Bolontikú and Ek-Balam mature offshore fields; and the Kunah-Piklis large natural gas deepwater fields.

Selected Financial Data

The selected financial data as of December 31, 2014 and June 30, 2015 and for the six-month periods ended June 30, 2014 and 2015 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

In this report we include selected financial data from our statement of financial position as of June 30, 2015 and from our statement of comprehensive income and our statement of cash flows for the six-month period ended June 30, 2015. In addition, we include selected financial data from our statements of financial position as of December 31, 2014, as well as the statement of comprehensive income and the statement of cash flows for the six-month period ended June 30, 2014 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31,	June 30,
	2014	2014	2015
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	816,004	588,363
Operating income	n.a.	352,260	102,359
Financing income	n.a.	1,228	3,057
Financing cost	n.a.	21,986	30,991
Derivative financial instruments income (cost)—Net	n.a.	3,032	(14,867)
Exchange loss—Net	n.a.	3,419	(45,344)
Net loss for the period	n.a.	(88,249)	(185,176)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	117,989	88,414	91,259
Total assets	2,128,368	2,049,065	2,121,733
Long-term debt	997,384	795,140	1,163,208
Total long-term liabilities	2,561,930	2,051,680	2,764,599
Total (deficit) equity	(767,721)	(271,053)	(938,443)
Statement of Cash Flows
Depreciation and amortization	n.a.	73,174	77,652
Acquisition of wells, pipelines, properties, plant and equipment(2)	n.a.	92,594	100,325
Other Financial Data
Ratio of earnings to fixed charges(3)(4)	—	—	—

Note:	n.a. = Not applicable.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 3(a) to the unaudited condensed consolidated interim financial statements included herein.
(2)	Includes capitalized finance cost. See Note 3(h) to the unaudited condensed consolidated interim financial statements included herein.
(3)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus distributed income of equity investees. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period, plus amortization premiums related to indebtedness and plus the estimated interest on rental expense. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness.
(4)	Earnings for the year ended December 31, 2014 and for the six months ended June 30, 2014 and 2015 were insufficient to cover fixed charges, which exceeded earnings by Ps. 283,640 million, Ps. 77,638 million and Ps. 175,294 million during these periods, respectively.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at June 30, 2015.

	At June 30, 2015(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	913,384	U.S. $	58,672
Long-term domestic debt		249,824		16,048

Total long-term debt(3)		1,163,208		74,720

Certificates of Contribution “A”(4)		144,605		9,289
Mexican Government contributions to Petróleos Mexicanos		43,731		2,809
Legal reserve		1,002		64
Accumulated other comprehensive result		(390,150)		(25,062)
(Deficit) from prior years		(552,809)		(35,510)
Net loss for the period		(185,051)		(11,887)

Total controlling interest		(938,672)		(60,297)
Total non-controlling interest		229		15

Total (deficit) equity		(938,443)		(60,282)

Total capitalization	Ps.	224,765	U.S. $	14,438

Note:	Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 15.5676 = U.S. $1.00 at June 30, 2015. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since June 30, 2015, except for our undertaking of new financings disclosed under “Liquidity and Capital Resources—Recent Financing Activities” in this report and in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” in the Form 20-F.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 168,098 million (U.S. $10,798 million) at June 30, 2015.
(4)	Equity instruments held by the Federal Government of Mexico (which we refer to as the Mexican Government).

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the Six Months Ended June 30, 2015 Compared to the Six Months Ended June 30, 2014

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Six months ended June 30,(1)
	2014		2015(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	472,837	Ps.	360,890	U.S. $	23,182
Export		338,864		220,588		14,170
Services income		4,303		6,885		442

Total sales		816,004		588,363		37,794
Cost of sales		427,707		413,078		26,534

Gross income		388,298		175,285		11,260
General expenses		68,932		75,243		4,833
Other revenues and expenses—Net(3)		32,894		2,317		148

Operating income		352,260		102,359		6,575
Financing income		1,228		3,057		196
Financing cost		(21,986)		(30,991)		(1,991)
Derivative financial instruments income (cost)—Net		3,032		(14,867)		(955)
Exchange loss—Net		3,419		(45,344)		(2,913)
Profit (loss) sharing in associates		1,827		1,207		78

Income before taxes, duties and other		339,780		15,421		990
Total taxes, duties and other		428,028		200,597		12,885

Net loss for the period	Ps.	(88,249)	Ps.	(185,176)	U.S. $	(11,895)
Other comprehensive results for the period		633		4,454		286

Comprehensive result for the period	Ps.	(87,615)	Ps.	(180,722)	U.S. $	(11,609)

Note:	Numbers may not total due to rounding.

(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 15.5676 = U.S. $1.00 at June 30, 2015. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes, for the first six months of 2014, the credits attributable to the negative rate of the Special Tax on Production and Services (which we refer to as the IEPS tax). No such credits are included for the first six months of 2015 due to the fact that the Ley de Ingresos de la Federación (Federal Revenue Law) for the fiscal year beginning January 1, 2015 does not provide for negative IEPS tax amounts to be credited against any tax or duty.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Total Sales

Total sales decreased by 27.9% in the first six months of 2015, from Ps. 816.0 billion in the first six months of 2014 to Ps. 588.4 billion in the first six months of 2015. This decrease in total sales was primarily due to the factors described under “Domestic Sales” below.

Domestic Sales

Domestic sales decreased by 23.7% in the first six months of 2015, from Ps. 472.8 billion in the first six months of 2014 to Ps. 360.9 billion in the first six months of 2015, primarily due to decreases in sales prices of fuel oil, natural gas, diesel and gasoline by 62.7%, 42.7%, 26.0% and 20.4%, respectively, during the first six months of 2015 as compared to the first six months of 2014. This decrease was augmented by a decrease in the volume of fuel oil and natural gas sales by 40.3% in the first six months of 2015 as compared to 22.0% in the first six months of 2014, as a result of a decrease in demand for both products by the Comisión Federal de Electricidad (Federal Electricity Commission).

Domestic sales of dry natural gas decreased by 42.7% in the first six months of 2015, from Ps. 46.2 billion in the first six months of 2014 to Ps. 26.5 billion in the first six months of 2015, primarily due to a 26.5% decrease in sales prices and a 8.2% decrease in the volume of dry natural gas, mainly as a result of a decrease in demand from the Federal Electricity Commission.

Domestic sales of petroleum products decreased by 22.0% in the first six months of 2015, from Ps. 407.5 billion in the first six months of 2014 to Ps. 317.9 billion in the first six months of 2015, primarily due to a 62.7% decrease in the sales price of fuel oil and a 38.9% decrease in the volume of fuel oil, mainly as a result of a decrease in demand from the Federal Electricity Commission, a 26.0% decrease in the sales price of diesel and 20.4% decrease in the sales price of gasoline. Domestic sales of gasoline, diesel and fuel oil decreased by Ps. 43.0 billion, Ps. 25.1 billion and Ps. 13.1 billion, respectively.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 14.1%, from Ps. 19.2 billion in the first six months of 2014 to Ps. 16.5 billion in the first six months of 2015, primarily due to a decrease in the sales prices of styrene and propylene.

Export Sales

Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 34.9% in the first six months of 2015, from Ps. 338.9 billion in the first six months of 2014 to Ps. 220.6 billion in the first six months of 2015, primarily due to a 49.2% decrease in the weighted average price of export crude oil.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI CIM), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI CIM, we collectively refer to as the PMI Group), and Mex Gas International, Ltd. (which we refer to as MGAS), export sales by the subsidiary entities to the PMI Group and MGAS decreased by 39.3%, from Ps. 294.5 billion in the first six months of 2014 to Ps. 178.5 billion in the first six months of 2015. In U.S. dollar terms, excluding the trading activities of the PMI Group and MGAS, total export sales decreased by 47.3%, from U.S. $22.4 billion in the first six months of 2014 to U.S. $11.8 billion in the first six months of 2015, primarily due to a decrease in export sales prices.

Crude oil and condensate export sales accounted for 86.2% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2015, as compared to 86.7% in the first six months of 2014. Crude oil and condensate export sales decreased in peso terms by 39.7%, from Ps. 255.3 billion in the first six months of 2014 to Ps. 153.9 billion in the first six months of 2015, primarily due to a 49.2% decrease in the weighted average export price of the Mexican crude oil basket, from U.S. $94.80 per barrel in the first six months of 2014 to U.S. $48.20 in the first six months of 2015.

Export sales of petroleum products represented 12.4% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2015, as compared to 12.9% in the first six months of 2014. Export sales of petroleum products decreased by 40.2%, from Ps. 36.6 billion in the first six months of 2014 to Ps. 21.9 billion in the first six months of 2015, primarily due to a decrease in the sales prices of naphtha and fuel oil and a 10.8% and 4.7% decrease in volume of these products, respectively.

Petrochemical products accounted for the remainder of export sales, 0.34% and 0.22% in the first six months of 2014 and 2015, respectively (excluding the trading activities of the PMI Group). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 60.0%, from Ps. 1.0 billion in the first six months of 2014 to Ps. 0.4 billion in the first six months of 2015, primarily due to a decrease in the sales prices of certain petrochemical products, such as sulfur, polyethylene and butadiene.

Services Income

Services income increased by 60.5% in the first six months of 2015, from Ps. 4.3 billion in the first six months of 2014 to Ps. 6.9 billion in the first six months of 2015, mainly as a result of an increase of Ps. 1.9 billion in the amount of fees collected in connection with freight and pipeline transportation services provided to third parties, and an increase of Ps. 0.7 billion in insurance revenues from Kot Insurance Company, AG, one of our wholly-owned subsidiary companies, which reinsures our policies held through local insurance carriers.

Cost of Sales

Cost of sales decreased by 3.4%, from Ps. 427.7 billion in the first six months of 2014 to Ps. 413.1 billion in the first six months of 2015. This decrease was primarily due to a Ps. 44.4 billion decrease in the costs of purchases of imported products, including (1) a Ps. 17.3 billion decrease in the costs of purchases of imported Magna gasoline; (2) a Ps. 11.7 billion decrease in the costs of purchases of imported diesel; (3) a Ps. 11.7 billion decrease in impairment of properties, plant and equipment, primarily as a result of favorable results in the recognition of such impairments based on the assumptions used in their calculation; (4) a Ps. 10.3 billion decrease in the costs of purchases of imported premium gasoline; (5) a Ps. 6.1 billon decrease in costs associated with maintenance and repair of our productive business units;

(6) a Ps. 3.3 billion decrease in the costs of purchases of imported natural gas; and (7) a Ps. 1.3 billion decrease in the costs associated with our subsidiary companies. This decrease in costs of sales was partially offset by increases that included (1) the recognition of Ps. 28.0 billion in new hydrocarbon extraction duties and taxes in connection with the implementation of the laws that give effect to the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters, which we refer to as the Energy Reform Decree), including the new fiscal regime that took effect on January 1, 2015, and (2) a Ps. 4.4 billion increase in the cost of employee benefits.

General Expenses

General expenses increased by 9.1%, from Ps. 68.9 billion in the first six months of 2014 to Ps. 75.2 billion in the first six months of 2015. This increase was primarily due to a Ps. 5.3 billion increase in the net cost of employee benefits related to general expenses for the period from Ps. 37.6 billion in the first six months of 2014 to Ps. 42.9 billion in the first six months of 2015, as a result of salary increases, the financial impact of an additional year of seniority for all employees and changes to the assumptions used in actuarial calculations.

Other Revenues and Expenses, Net

Other revenues and expenses, net, decreased by Ps. 30.6 billion, or 93.0%, from net revenues of Ps. 32.9 billion in the first six months of 2014 to net revenues of Ps. 2.3 billion in the first six months of 2015. This decrease was primarily due to the fact that, as of January 1, 2015, the Federal Revenue Law no longer allows us to credit negative IEPS tax amounts against any tax or duty. As a result, no such amounts were recognized as “other revenues” during the first six months of 2015, whereas the credit attributable to the negative IEPS tax rate amounted to Ps. 30.9 billion in the first six months of 2014.

Financing Income

Financing income increased by Ps. 1.9 billion, from Ps. 1.2 billion in the first six months of 2014 to Ps. 3.1 billion in the first six months of 2015. This increase was primarily due to an increase in interest income associated with financial products and investment securities.

Financing Cost

Financing cost increased by Ps. 9.0 billion, from Ps. 22.0 billion in the first six months of 2014 to Ps. 31.0 billion in the first six months of 2015. This increase was primarily due to an increase in loans obtained from financial institutions and an average depreciation of approximately 5.8% of the peso against the U.S. dollar during the first six months of 2015, as compared to the first six months of 2014.

Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments income (cost), net, changed by Ps. 17.9 billion, from a gain of Ps. 3.0 billion in the first six months of 2014 to a loss of Ps. 14.9 billion in the first six months of 2015, primarily due to a decrease in income associated with certain derivative financial instruments as a result of the appreciation of the U.S. dollar relative to other foreign currencies that we hedge.

Exchange Loss, Net

A substantial portion of our indebtedness, 76.0% as of June 30, 2015, is denominated in foreign currencies. Our exchange loss increased by Ps. 48.7 billion, from an exchange gain of Ps. 3.4 billion in the first six months of 2014 to an exchange loss of Ps. 45.3 billion in the first six months of 2015, primarily as a result of the higher rate of depreciation of the peso against the U.S. dollar, which was 5.8% as of June 30, 2015 as compared to a 0.3% appreciation as of June 30, 2014. However, due to the fact that over 92.4% of our revenues from exports and domestic sales are referenced to prices denominated in U.S. dollars, while 84.0% of our expenses, including financing costs, are linked to U.S. dollar prices, the depreciation of the peso relative to the U.S. dollar did not affect our ability to meet U.S. dollar-denominated financial obligations and improved our ability to meet peso-denominated financial obligations during the first six months of 2015.

Total Taxes, Duties and Other

Hydrocarbon extraction duties and other duties and taxes paid decreased by 53.1%, from Ps. 428.0 billion in the first six months of 2014 to Ps. 200.6 billion in the first six months of 2015, largely due to a 49.2% decrease in the weighted average price of the Mexican crude oil basket, from U.S. $94.80 per barrel in the first six months of 2014 to U.S. $48.20 per barrel in the same period of 2015. As a result, taxes and duties represented 34.1% of total sales in the first six months of 2015, as compared to 52.5% in the first six months of 2014.

Net Loss

In the first six months of 2015, we reported a net loss of Ps. 185.2 billion (U.S. $11.9 billion) on Ps. 588.4 billion in total sales, as compared to a net loss of Ps. 88.2 billion (U.S. $6.8 billion) on Ps. 816.0 billion in total sales in the first six months of 2014. This increase in net loss during the first six months of 2015 is primarily explained by: (1) the 27.9% decrease in total sales, which was only partially offset by a decrease in cost of sales of 3.4%; (2) a decrease in other revenues and expenses, net, primarily due to the fact that we could no longer credit negative IEPS tax amounts against any tax or duty; (3) an increase in exchange loss; and (4) an increase in derivative financial instruments cost.

Other Comprehensive Results

In the first six months of 2015, we reported a net gain of Ps. 4.5 billion in other comprehensive results as compared to a net gain of Ps. 0.6 million in the first six months of 2014, primarily due to fluctuations in the foreign exchange rates used to translate the financial statements of certain subsidiary companies into Mexican pesos in order to prepare our consolidated financial statements.

Taxes, Duties and Other Payments to the Mexican Government

New Fiscal Regime

As of January 1, 2015, the fiscal regime applicable to Petróleos Mexicanos took effect in accordance with the Hydrocarbons Revenue Law that was adopted as part of the laws implementing the Energy Reform Decree. The Hydrocarbons Revenue Law includes, among other things, the following duties applicable to us in connection with our assignments of certain oil and gas reserves granted by the Mexican Government:

•	Derecho por la Utilidad Compartida (Profit-sharing Duty): As of January 1, 2015, this duty is equivalent to 70% of the value of hydrocarbons produced in the relevant area, less certain permitted deductions. Pursuant to the Hydrocarbons Revenue Law, this duty will decrease on an annual basis until January 1, 2019, at which point it will be set at 65%. This duty is recorded as “hydrocarbon extraction duties and others” in the statement of comprehensive income.

•	Derecho de Extracción de Hidrocarburos (Hydrocarbons Extraction Duty): This duty is determined based on a rate linked to each type of hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the relevant market price. This duty is recorded as “cost of sales” in the statement of comprehensive income, as it is not a duty on income.

•	Derecho de Exploración de Hidrocarburos (Exploration Hydrocarbons Duty): The Mexican Government is entitled to collect a monthly payment of Ps. 1,150 per square kilometer of non-producing areas. After 60 months, this duty increases to Ps. 2,750 per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national consumer price index (NCPI). This duty is recorded as “cost of sales” in the statement of comprehensive income, as it is not a duty on income.

The Hydrocarbons Revenue Law also establishes the fiscal terms applicable to contracts for the exploration and extraction of hydrocarbons granted by the Mexican Government in connection with competitive bidding rounds that are open to participation by us and other companies, including the process commonly referred to as Round One; however, as of the date of this report, none of these fiscal terms are applicable to us, as we have not yet participated in any competitive bidding rounds.

As of January 1, 2015, Petróleos Mexicanos and the subsidiary entities are subject to the Impuesto sobre la Renta (Income Tax). Mexican companies, including us, pay a corporate income tax at a rate of 30% applied to revenues, less certain permitted deductions. This tax is recorded in the statement of comprehensive income.

Under the new fiscal regime, we also remain subject to the following taxes:

•	Impuesto Especial sobre Producción y Servicios a beneficio de entidades federativas, municipios y demarcaciones territoriales (IEPS Tax in favor of states, municipalities and territories): The applicable rates for this tax during 2015 are: 43.92 cents per liter of Premium gasoline, 36.00 cents per liter of Magna gasoline and 29.88 cents per liter of diesel; and

•	IEPS sobre Combustibles Fósiles (IEPS Tax on Fossil Fuels): The applicable rates for this tax during 2015 are: Ps. 16.24 per ton for petroleum coke, 14.00 cents per liter for fuel oil, 13.11 cents per liter diesel, 12.91 cents per liter for jet fuel and other kerosene, 10.81 cents per liter for gasoline and aviation gasoline, 7.97 cents per liter for butane and 6.15 cents per liter for propane.

Liquidity and Capital Resources

Cash Flows from Operating, Financing and Investing Activities

During the first six months of 2015, net funds used in operating activities totaled Ps. 40.9 billion, as compared to Ps. 23.2 billion in the first six months of 2014. During the first six months of 2015, our net cash flows from financing activities totaled Ps. 113.6 billion, as compared to net cash flows used in financing activities of Ps. 65.1 billion in the first six months of 2014. During the first six months of 2015, new financings totaled approximately Ps. 228.3 billion and payments of principal and interest totaled Ps. 124.8 billion, as compared to approximately Ps. 177.8 billion and Ps. 114.6 billion, respectively, during the first six months of 2014. During the first six months of 2015, we applied net funds of Ps. 100.3 billion to acquisitions of wells, pipelines, properties, plant and equipment, as compared to Ps. 92.6 billion in the first six months of 2014.

At June 30, 2015, our cash and cash equivalents totaled Ps. 91.3 billion, as compared to Ps. 88.4 billion at December 31, 2014.

Recent Financing Activities

During the period from May 1 to September 18, 2015, Petróleos Mexicanos participated in the following financing activities:

•	On June 26, 2015, Petróleos Mexicanos made a disbursement of U.S. $500,000,000 from revolving credit lines.

•	On July 7, 2015, Petróleos Mexicanos obtained a loan for Ps. 18,000,000,000 bearing interest at a floating rate linked to the Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate, or TIIE) plus 0.95%, which matures on July 7, 2025.

•	On July 16, 2015, Petróleos Mexicanos issued in the Mexican market Ps. 7,721,582,153 aggregate principal amount of Certificados Bursátiles under its Ps. 200,000,000,000 or Unidades de Inversión (or UDI) equivalent Certificados Bursátiles Program, in three tranches: (1) aggregate principal amount of Ps. 650,000,000 at a floating rate linked to the TIIE plus 0.15% due 2020; (2) aggregate principal amount of Ps. 6,100,000,000 at a fixed rate of 7.47% due 2026; and (3) aggregate principal amount of 183,941,400 UDIs, equivalent to approximately Ps. 971,582,153, at a fixed rate of 3.94% due 2026. All debt securities issued under this program are guaranteed by PEP, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex Cogeneration and Services.

•	On July 31, 2015, Petróleos Mexicanos issued U.S. $525,000,000 of notes due 2025, which bear interest at a fixed rate of 2.46%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On August 4, 2015, P.M.I. Holdings, B.V. obtained a loan for US$250,000,000 which matures in 2018. The loan is collateralized by 20,724,331 Repsol shares.

•	During the period from May 1, 2015 to September 18, 2015, Petróleos Mexicanos issued a total of Ps. 17,500,000,000 of short-term Certificados Bursátiles at fixed and floating rates under its Short-Term Certificados Bursátiles Program and repaid Ps. 17,500,000,000. As of the date of this report, an aggregate principal amount of Ps. 5,000,000,000 of the short-term Certificados Bursátiles issued under this program remains outstanding.

Indebtedness

During the first six months of 2015, our total debt increased by 16.4%, from Ps. 1,143.3 billion at December 31, 2014 to Ps.1,331.3 billion at June 30, 2015, primarily due to the financing activities undertaken during this period, as described in Note 12 to the unaudited condensed consolidated interim financial statements included herein.

At June 30, 2015 and as of the date of this report, we were not in default on any of our financing agreements.

Business Overview

Due to the decline of crude oil prices during 2015, we are carefully evaluating our current capital expenditures projects and assessing options to minimize the impact of the decline in oil prices. We intend to focus on activities that generate the most value for us and on taking advantage of the Energy Reform framework that allows us to associate with other companies involved in various aspects of the oil and gas industry in Mexico. In order to meet our 2015 financial balance goal and to mitigate the impact of the decrease in oil prices on our financial results, we have implemented a new program—the Austerity and Rational Use of Resources Program. This program postpones the renovation of certain refineries and the revision of the clean fuels projects and provides for budget cuts and an agreement with the the Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union) to implement a cost savings program to decrease operating costs.

Production

Set forth below are selected summary operating data relating to PEMEX.

	Six months ended June 30,
	2014		2015		Change	%
Operating Highlights
Production
Crude oil (tbpd)		2,480		2,262	(218)	(8.8)
Natural gas (mmcfpd)		6,523		6,442	(81)	(1.2)
Petroleum products (tbpd)		1,366		1,218	(148)	(10.8)
Dry gas from plants (mmcfpd)		3,632		3,436	(196)	(5.4)
Natural gas liquids (tbpd)		368		336	(32)	(8.7)
Petrochemicals (tt)(1)		2,806		2,518	(288)	(10.3)

Average crude oil exports (tbpd)(2)
Olmeca		94.6		128.6	34	35.9
Isthmus		137.8		201.6	64	46.3
Maya		903.1		834.0	(69)	(7.7)

Total		1,135.5		1,164.2	29	2.5

Value of crude oil exports (value in millions of U.S. dollars)(2)	U.S. $	19,451.6	U.S. $	10,399.2	(9,052.4)	(46.5)

Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $	104.2	U.S. $	55.7	(48.5)	(46.5)
Isthmus		101.5		53.9	(47.6)	(46.9)
Maya		92.7		47.4	(45.2)	(48.8)

Weighted average price(4)		94.64		48.85	(45.79)	(48.38)

West Texas Intermediate crude oil average price per barrel(5)	U.S. $	105.24	U.S. $	55.68	(49.56)	(47.10)

Notes:	Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

tt = thousands of tons

(1)	Includes ethane and sulfur from Pemex-Gas and Basic Petrochemicals.
(2)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of June 30, 2015.
(3)	Average price during period indicated based on billed amounts.
(4)	On September 18, 2015, the weighted average price of PEMEX’s crude oil export mix was U.S. $38.59 per barrel.
(5)	On September 18, 2015, the West Texas Intermediate crude oil spot price was U.S. $44.87 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Crude oil production decreased by 8.8% in the first six months of 2015, from 2,480 thousand barrels per day in the first six months of 2014 to 2,262 thousand barrels per day in the first six months of 2015. This decrease was mainly due to:

•	a 13.4% decrease in the production of extra-light crude oil, primarily due to (1) a natural decline in production at the Costero field in the South region; (2) an increase in the fractional water flow of wells at the Pijije and Sen fields of the Samaria-Luna business unit; and (3) an increase in the fractional water flow with high concentration of salts at the Teotleco and Juspí fields in the Macuspana-Muspac business unit, located in the Southern region;

•	an 11.0% decrease in the production of heavy crude oil, primarily due to (1) an increase in the fractional water flow of wells in highly fractured deposits in the Cantarell business unit; (2) a natural decline in production at the fields located in the Cantarell business unit in the Northeastern Marine region; and (3) poor weather conditions in the Gulf of Mexico during the month of January, which caused delays in production due to inventory buildup; and

•	a 3.8% decrease in the production of light crude oil, primarily due to delays in production at the Abkatún-Pol-Chuc field as a result of the explosion that occurred at the Abkatún-A Permanente on April 1, 2015.

This decrease was partly offset by the following increases in production during the six-month period ended June 30, 2015 as compared to the same period of 2014: (1) a 15.5% increase in heavy crude oil production at the Maloob field in the Northwest region; (2) a 14.4% increase in light crude oil production at the Xanab, Homol, Tsimin, Kax and Bolontiku fields in the Southwestern Marine region; (3) a 9.1% increase in light crude oil production of the Litoral de Tabasco business unit; and (4) the development of the Xux field in the Southwestern Marine region, which began production in June 2014.

Natural gas production decreased by 1.2% in the first six months of 2015, from 6,523 million cubic feet per day in the first six months of 2014 to 6,442 million cubic feet per day in the first six months of 2015. This decrease in production was primarily a result of the 2.8% decrease in associated gas production during the period, which, in turn, was primarily due to a decrease in the fractional water flow of wells in highly fractured deposits of the Bellota-Jujo and Samaria-Luna business units in the Southern region, a natural decline in production at the fields of the Abkatún-Pol Chuc business unit in the Southwestern Marine region and delays in production at the Abkatún-Pol-Chuc field as a result of an incident at the Abkatún-A Permanente in April 2015. This decrease was partially offset by a 3.5% increase in non-associated gas production primarily at the Burgos business unit.

Production of petroleum products decreased by 10.8% in the first six months of 2015, from 1,366 thousand barrels per day in the first six months of 2014 to 1,218 thousand barrels per day in the first six months of 2015. This decrease was primarily due to a decrease in the total amount of crude oil processed during this period, which, in turn, resulted from scheduled and unscheduled maintenance activities, renovation work and operational problems caused by the quality of crude oil supplied by producing areas.

During the first six months of 2015, dry gas and natural gas liquids production decreased by 5.4% and 8.7%, respectively, as compared to the same period of 2014, due to a 4.6% and 7.0% decrease in sour gas and sweet gas processing, respectively, during this period as a result of decreased availability of sour and sweet wet gas from both the offshore and onshore regions.

Petrochemicals production decreased by 288 thousand tons, or 10.3%, in the first six months of 2015, from 2,806 thousand tons in the first six months of 2014 to 2,518 thousand tons in the first six months of 2015. This decrease was primarily due to (1) a 193 thousand ton decrease in the production of methane derivatives, mainly due to decreased output of carbon dioxide and ammonia as a result of maintenance activities and delayed operations in the Cosoleacaque petrochemical complex and to lower availability of natural gas; (2) a 19.8% decrease in other petrochemicals mainly due to a decrease in the production of base gasoline for the production of high octane gasoline; and (3) a 0.4% decrease in production of the ethane derivatives chain, mainly due to a 12.3% decrease in production of low-density polyethylene, a 6.6% decrease in the production of oxide ethylene and a decrease in the supply of ethane resulting from scheduled and unscheduled maintenance cycles along the supply chain.

These decreases were partially offset by (1) a 19.8% increase in production of linear low-density polyethylene; (2) a 25.9% increase in production of the aromatics and derivatives chain, mainly due to an increase in the production of high octane hydrocarbons; and (3) a 3.6% increase in production of the propylene derivatives chain, primarily due to an increase in the production of propylene resulting from the stabilization of the acrylonitrile plant.

International Trading

Supply Commitments

On May 14, 2015, Petróleos Mexicanos, through its subsidiary PMI CIM, entered into an agreement with Hyundai Oilbank Co. Ltd., a South Korean company, to supply five million barrels of crude oil to Hyundai Oilbank Co. Ltd. during the second half of 2015.

On July 24, 2015, Petróleos Mexicanos, through its subsidiary PMI CIM, entered into an agreement with JX Nippon Oil and Energy Corporation to supply 6 million barrels of Isthmus light crude oil between August 2015 and January 2016.

On August 14, 2015, the Bureau of Industry and Security of the U.S. Department of Commerce approved our proposal to establish a crude oil exchange through which we will import up to 100,000 barrels per day of light crude oil and/or condensates from the United States in exchange for an equal amount of Maya crude oil. The imported light crude oil and condensates will be mixed with our heavy crude oil in order to improve gasoline and diesel production at our domestic refineries.

Petróleos Mexicanos expects to fulfill these supply contracts with proved developed reserves.

Exploration and Production

Discoveries

On June 10, 2015, Petróleos Mexicanos announced the discovery of new shallow water oil and gas reservoirs in the Litoral de Tabasco region and in the Cantarell region. Production activities in these reservoirs are expected to begin approximately 16 months after the Secretaría de Energía (Ministry of Energy) authorizes our development plans for the extraction of hydrocarbons from these areas. Average production is expected to reach an estimated 200 thousand barrels per day of crude oil and 170 million cubic feet per day of natural gas approximately four months after production activities begin in these areas.

Integrated E&P Contracts and FPWCs

PEP may amend its Integrated Exploration and Production Contracts (which we refer to as Integrated E&P Contracts) and Financed Public Works Contracts (which we refer to as FPWCs) in order to align these contracts, which were entered into prior to the enactment of the Secondary Legislation, with the new contractual framework established under the Hydrocarbons Law. Accordingly, an existing Integrated E&P Contract or FPWC may be migrated into a contract for exploration and extraction upon agreement by the contract parties to the technical terms determined by the Ministry of Energy (in accordance with our favorable opinion) and the fiscal terms determined by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the SHCP). Upon approval by the contract parties, the existing Integrated E&P Contract or FPWC will be replaced by the new contract for exploration and extraction without the need for a bidding process. If the contract parties do not agree to the proposed technical and fiscal terms, the original Integrated E&P Contract or FPWC will remain valid and unmodified.

On December 19, 2014, pursuant to the Regulations to the Hydrocarbons Law, PEP and its counterparties requested that the Ministry of Energy migrate the Integrated E&P Contracts governing the Santuario, Magallanes, Altamira, Arenque, Ébano, Miquetla and Pánuco blocks into new contracts for exploration and extraction. As part of the migration process, the Ministry of Energy, SHCP and the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission) requested further information on the proposed fiscal and technical terms of the new contracts, which PEP has provided. We plan to migrate the Integrated E&P Contract corresponding to the Santuario block in the Southern region of Mexico and the FPWC corresponding to the Misión block of the Burgos business unit in the Northern region into contracts for exploration and extraction during 2015. We expect to submit similar request to migrate the remaining Integrated E&P Contracts and FPWCs during 2016. As of the date of this report, PEP, the Ministry of Energy and SHCP have not reached an agreement on the fiscal and technical terms of the new contracts and we have not migrated any of the Integrated E&P Contracts or FPWCs.

Gas and Basic Petrochemicals

Divestiture

On July 31, 2015, Petróleos Mexicanos announced the divestiture of Pemex-Gas and Basic Petrochemicals’ 50% ownership interest in the Gasoductos de Chihuahua, S. de R.L. de C.V. (Gasoductos de Chihuahua) joint venture with Infraestructura Energética Nova, S.A.B. de C.V. (IEnova). Within 120 days of this announcement, IEnova is expected to purchase Pemex-Gas and Basic Petrochemicals’ stake for U.S. $1.325 billion and upon completion of the transaction, IEnova will own 100% of Gasoductos de Chihuahua. We expect to invest the proceeds from this divestiture in other strategic projects, thereby reducing our need for debt financing.

PEMEX Corporate Matters

Collaboration and Other Agreements

On May 12, 2015, Petróleos Mexicanos and Global Water Development Partners signed a memorandum of understanding with the aim of creating a partnership to invest in water and wastewater infrastructure for Petróleos Mexicanos’ upstream and downstream facilities. This partnership would finance and carry out, with corresponding participation from both Petróleos Mexicanos and Global Water Development Partners, environmentally sustainable projects for water treatment in Petróleos Mexicanos’ operations.

On May 12, 2015, PMX Cogeneración S.A.P.I. de C.V., an affiliate of Petróleos Mexicanos, signed a memorandum of understanding with the consortium formed by Enel S.p.A., an Italian renewable energy company, and Abengoa, S.A., a Spanish renewable energy company, to develop a cogeneration power plant to generate and supply clean energy to the Antonio Dovali Jaime refinery in Salina Cruz, as well as the Mexican national grid.

On June 1, 2015, Petróleos Mexicanos and the U.S.-based global asset manager BlackRock Inc. signed a memorandum of understanding with the aim of accelerating the development and financing of energy-related infrastructure projects that are of strategic importance to Petróleos Mexicanos.

On July 20, 2015, Petróleos Mexicanos, through its Corporate Office of Procurement and Supply, signed an agreement with the Organization for Economic Cooperation and Development (OECD) with the aim of adopting and promoting best practices in procurement and fostering efficient management strategies and transparency in Petróleos Mexicanos’ processes. The agreement also contemplates the training of our personnel by the OECD on issues of transparency and ethics, the design of procurement procedures and collusion-risk mitigation.

On July 22, 2015, Petróleos Mexicanos and the Secretaría de Desarrollo Agrario, Territorial y Urbano (Ministry of Agrarian, Land and Urban Development) signed a collaboration agreement with the purpose of establishing consulting and training mechanisms for the development of hydrocarbon exploration, extraction and distribution projects in strict observance of the applicable legal framework and with full respect for agricultural landowners.

On July 23, 2015, Petróleos Mexicanos and the Tecnológico de Monterrey (Technological Institute of Monterrey) signed a collaboration agreement with the purpose of (1) fostering competitive development within the Mexican oil and gas industry; (2) carrying out specialized research and consulting to benefit our development through lectures, seminars, conferences and other events of common interest to the institutions; and (3) providing postgraduate studies for our employees and internships for college students at Petróleos Mexicanos.

On July 28, 2015, Petróleos Mexicanos and Banco Santander, S.A. (Santander), signed a collaboration agreement with the purpose of providing our franchisees with access to Santander banking services such as bank card sales, deposits and e-banking services, payroll management and the transportation of money.

On September 9, 2015, Petróleos Mexicanos and General Electric signed a memorandum of understanding with the aim of creating a partnership to invest in new technology and financing initiatives for gas compression and power generation and production of hydrocarbons at sea and on land, including deepwater fields.

PEMEX’s Internal Monitoring

On April 1, 2015, an explosion occurred at the Abkatún-A Permanente processing platform in the Southwestern Marine region of the Gulf of Mexico. As a result of the incident, seven people died and 45 people were injured. As of the date of this report, the root-cause analysis to determine the primary cause of the explosion continues to be conducted.

On May 5, 2015, an offshore maintenance platform located in the southern Gulf of Mexico suffered a mechanical failure causing one of its legs to collapse. As a result of the accident, two workers died and ten others were injured. This accident occurred on the Troll Solution platform, which is operated by the contractor Typhoon Offshore, and did not have any significant environmental consequences or affect production.

On June 22, 2015, an accident occurred at the Akal-H platform located off the coast of the state of Campeche as a result of an oil and gas leak. Three workers performing routine maintenance inspections were evacuated from the platform, and no injuries were reported. The platform, which is located in the Akal field of the Cantarell project, is uninhabited and operated remotely. As of the date of this report, we are assessing the accident’s impact on crude oil production.

On August 11, 2015, a fire occurred in the Escobedo-Santa Catarina pipeline located in the municipality of García in Nuevo León. The fire was caused by equipment belonging to a private company engaged in construction at a construction site outside of our facilities colliding into the pipeline. To control the fire, the pipeline valves were shut off. As a result of the fire, five of the private company’s employees were killed.

On August 27, 2015, a fire occurred due to the dismantlement of the platform at the Abkatún-A Permanente processing platform in the Gulf of Mexico. As a result of the fire, one worker died and one worker was injured. As of the date of this report, this platform is out of operation and is being dismantled.

Directors, Senior Management and Employees

On May 22, 2015, the Board of Directors of Petróleos Mexicanos approved, among others, the following appointments as part of our corporate reorganization:

•	Mr. José Antonio Escalera Alcocer, as Director of Exploration of PEP, Mr. Gustavo Hernández García, as Director of Operations of PEP, and Mr. Juan Javier Hinojosa Puebla, as Director of Production and Development. Together, these three positions compose the Management Committee of PEP, which is presided by Mr. Javier Hinojosa Puebla as Executive Director.

•	Mr. Eleazar Gómez Zapata, as Director General of Pemex Cogeneration and Services. Mr. Gómez Zapata had previously served as Deputy Director of Maintenance Coordination of Petróleos Mexicanos.

On August 3, 2015, the Board of Directors of Petróleos Mexicanos approved, among others, the following appointments as part of our corporate reorganization:

•	Mr. José Serrano Lozano, as Director General of Pemex Drilling and Services. Mr. Serrano Lozano had previously served as Acting Deputy Director of the Drilling Business Unit of Pemex-Exploration and Production.

•	Mr. Edgar Torres Garrido, as Director General of Pemex Fertilizers. Mr. Torres Garrido had previously served as Executive Advisor to the Director General of Petróleos Mexicanos.

•	Mr. Ignacio Javier Vergara Castillo, as Director General of Pemex Ethylene. Mr. Vergara Castillo had previously served as Advisor to the Director General of Petróleos Mexicanos.

On August 3, 2015, the Board of Directors of Petróleos Mexicanos appointed Mr. Gustavo Escobar Carré as Acting Corporate Director of Procurement and Supply after Mr. Arturo Henríquez Autrey’s resignation.

Employees

On September 10, 2015, Petróleos Mexicanos and the Petroleum Workers’ Union reached an agreement on the collective bargaining agreement that will regulate their labor relations until July 31, 2017. The revised agreement provides for a 3.99% increase in wages and a 1.75% increase in benefits. The revised agreement is scheduled to expire on July 31, 2017.

Legal Proceedings

On July 20, 2015, Petróleos Mexicanos and Conproca, S.A. de C.V., a consortium formed by SK Engineering & Construction Co. Ltd. and Siemens, A.G. (Siemens), reached a settlement agreement relating to the performance of construction and maintenance services for the Héctor R. Lara Sosa refinery, in Cadereyta, Nuevo León, that began in 1997. For more information, see Note 15(b) to the unaudited condensed consolidated interim financial statements included herein.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED

JUNE 30, 2015 AND 2014

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED

JUNE 30, 2015 AND 2014

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014

(Figures stated in thousands, except as noted (Note 2))

	Note	June 30, 2015		December 31, 2014

ASSETS
Current assets:
Cash and cash equivalents	5	Ps.	91,258,882	Ps.	117,988,528
Accounts receivable and other	6		107,603,165		114,422,967
Inventories	7		46,101,043		49,938,656
Available-for-sale financial assets	8		5,506,835		5,414,574
Derivative financial instruments	13		2,141,084		1,562,556

Total current assets			252,611,009		289,327,281

Non-current assets
Permanent investments in associates	9		24,358,562		22,014,760
Wells, pipelines, properties, plant and equipment—net	10		1,814,180,867		1,783,374,138
Deferred taxes			2,004,039		4,142,618
Restricted cash	5		7,279,978		6,884,219
Other assets	11		21,298,203		22,625,264

Total non-current assets			1,869,121,649		1,839,040,999

Total assets		Ps.	2,121,732,658	Ps.	2,128,368,280

LIABILITIES
Current liabilities:
Current portion of long-term debt	12	Ps.	168,098,408	Ps.	145,866,217
Suppliers			58,569,497		116,178,295
Accounts and accrued expenses payable			18,791,192		12,235,005
Derivative financial instruments	13		21,532,798		17,459,740
Taxes and duties payable			28,584,200		42,420,090

Total current liabilities			295,576,095		334,159,347
Long-term liabilities
Long-term debt	12		1,163,207,580		997,384,286
Employee benefits			1,517,202,818		1,474,088,528
Provisions for sundry creditors	14		72,111,472		78,422,943
Other liabilities			10,695,006		7,718,088
Deferred taxes			1,382,540		4,315,942

Total long-term liabilities			2,764,599,416		2,561,929,787

Total liabilities			3,060,175,511		2,896,089,134

EQUITY (DEFICIT)
Controlling interest:
Certificates of Contribution “A”			144,604,835		134,604,835
Mexican Government contributions to Petróleos Mexicanos			43,730,591		43,730,591
Legal reserve			1,002,130		1,002,130
Accumulated other comprehensive result			(390,149,772)		(394,594,466)

Accumulated losses:
Deficit from prior years			(552,808,762)		(287,605,549)
Net loss for the period			(185,050,599)		(265,203,213)

Total controlling interest			(938,671,577)		(768,065,672)
Total non-controlling interest			228,724		344,818

Total equity (deficit)			(938,442,853)		(767,720,854)

Total liabilities and equity (deficit)		Ps.	2,121,732,658	Ps.	2,128,368,280

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

	Note	2015		2014
Net sales:
Domestic		Ps.	360,889,595	Ps.	472,836,897
Export			220,588,010		338,864,118
Services income			6,885,276		4,303,248

			588,362,881		816,004,263
Cost of sales	3(g)		413,077,578		427,706,540

Gross income			175,285,303		388,297,723
Other revenues and expenses—net			2,316,851		32,894,002
General expenses:
Transportation, distribution and sale expenses			17,750,843		15,322,745
Administrative expenses			57,492,567		53,609,412

Operating income			102,358,744		352,259,568

Financing income			3,056,666		1,228,071
Financing cost			30,991,047		21,986,152
Derivative financial instruments (cost) income—net	13		(14,867,042)		3,031,904
Exchange (loss) gain—net			(45,343,956)		3,418,922

			(88,145,379)		(14,307,255)
Profit sharing in associates	9		1,207,444		1,827,244

Income before taxes, duties and other			15,420,809		339,779,557

Hydrocarbon extraction duties and others			195,258,294		421,775,832
Income tax			5,338,871		6,252,609

Total taxes, duties and other			200,597,165		428,028,441

Net loss for the period		Ps.	(185,176,356)	Ps.	(88,248,884)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets	8	Ps.	(547,710)	Ps.	1,418,580
Actuarial gains—employee benefits			—		17,546
Currency translation effect			5,002,067		(802,702)

Total other comprehensive results			4,454,357		633,424

Comprehensive result for the period		Ps.	(180,721,999)	Ps.	(87,615,460)

Net loss for the period attributable to:
Controlling interest		Ps.	(185,050,599)	Ps.	(88,108,778)
Non-controlling interest			(125,757)		(140,106)

Net loss for the period		Ps.	(185,176,356)	Ps.	(88,248,884)

Other comprehensive results attributable to:
Controlling interest		Ps.	4,444,694	Ps.	634,206
Non-controlling interest			9,663		(782)

Total other comprehensive results for the period		Ps.	4,454,357	Ps.	633,424

Comprehensive (loss) for the period:
Controlling interest		Ps.	(180,605,905)	Ps.	(87,474,572)
Non-controlling interest			(116,094)		(140,888)

Total Comprehensive result for the period		Ps.	(180,721,999)	Ps.	(87,615,460)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

	2015		2014
Net sales:
Domestic	Ps.	190,144,921	Ps.	241,793,340
Export		115,427,429		165,672,951
Services income		3,291,284		1,603,865

		308,863,634		409,070,156
Cost of sales		218,574,573		217,375,022

Gross income		90,289,061		191,695,134
Other revenues and expenses—net		978,332		15,715,961
General expenses:
Transportation, distribution and sale expenses		8,516,149		7,994,775
Administrative expenses		28,825,249		28,325,417

Operating income		53,925,995		171,090,903

Financing income		1,294,532		713,736
Financing cost		15,834,231		11,003,844
Derivative financial instruments income—net		1,318,363		628,612
Exchange (loss) gain—net		(28,730,838)		3,506,255

		11,973,821		164,935,662
Profit sharing in associates (Note 9)		1,168,144		692,061

Income before taxes, duties and other		13,141,965		165,627,723
Hydrocarbon extraction duties and others		94,383,263		214,383,959
Income tax		3,388,773		3,539,225

Total taxes, duties and other		97,772,036		217,923,184

Net loss for the period	Ps.	(84,630,071)	Ps.	(52,295,461)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets	Ps.	(493,121)	Ps.	1,258,380
Actuarial gains—employee benefits		—		17,546
Cumulative currency translation effect		(956,234)		(640,921)

Total other comprehensive results		(1,449,355)		635,005

Comprehensive result for the period	Ps.	(86,079,426)	Ps.	(51,660,456)

Net loss for the period attributable to:
Controlling interest	Ps.	(84,572,297)	Ps.	(52,226,169)
Non-controlling interest		(57,774)		(69,292)

Net loss for the period	Ps.	(84,630,071)	Ps.	(52,295,461)

Other comprehensive results attributable to:
Controlling interest	Ps.	(1,457,713)	Ps.	636,908
Non-controlling interest		8,358		(1,903)

Total other comprehensive results for the period	Ps.	(1,449,355)	Ps.	635,005

Comprehensive (loss) for the period:
Controlling interest	Ps.	(86,030,011)	Ps.	(51,589,261)
Non-controlling interest		(49,415)		(71,195)

Total Comprehensive result for the period	Ps.	(86,079,426)	Ps.	(51,660,456)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2015 AND 2014

(Figures Stated in Thousands, Except as noted (Note 2))

	Controlling Interest
							Accumulated other comprehensive income
													Accumulated income - losses
	Certificates of contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Available-for-sale financial assets		Cumulative currency translation effect		Actuarial gains (losses) on employee benefits effect		For the year		From prior years		Total		Non-controlling interest		Total Equity

Balances as of January 1, 2014	Ps.	114,604,835	Ps.	115,313,691	Ps.	1,002,130	Ps.	(1,800,219)	Ps.	5,127,480	Ps.	(132,392,890)	Ps.	—	Ps.	(287,605,549)	Ps.	(185,750,522)	Ps.	503,882	Ps.	(185,246,640)

Increase in Mexican Government contributions to Petróleos Mexicanos		—		2,000,000		—		—		—		—		—		—		2,000,000		—		2,000,000

Decrease in Mexican Government contributions to Petróleos Mexicanos		—		(190,400)		—		—		—		—		—		—		(190,400)		—		(190,400)

Comprehensive income (loss) for the period		—		—		—		1,418,580		(801,920)		17,546		(88,108,778)		—		(87,474,572)		(140,888)		(87,615,460)

Balances as of June 30, 2014	Ps.	114,604,835	Ps.	117,123,291	Ps.	1,002,130	Ps.	(381,639)	Ps.	4,325,560	Ps.	(132,375,344)	Ps.	(88,108,778)	Ps.	(287,605,549)	Ps.	(271,415,494)	Ps.	362,994	Ps.	(271,052,500)

Balances as of January 1, 2015	Ps.	134,604,835	Ps.	43,730,591	Ps.	1,002,130	Ps.	(2,565,631)	Ps.	16,320,433	Ps.	(408,349,268)	Ps.	—	Ps.	(552,808,762)	Ps.	(768,065,672)	Ps.	344,818	Ps.	(767,720,854)
Increase in Certificates of Contribution “A”		10,000,000		—		—		—		—		—		—		—		10,000,000		—		10,000,000
Comprehensive income (loss) for the period		—		—		—		(547,710)		4,992,404		—		(185,050,599)		—		(180,605,905)		(116,094)		(180,721,999)

Balances as of June 30, 2015	Ps.	144,604,835	Ps.	43,730,591	Ps.	1,002,130	Ps.	(3,113,341)	Ps.	21,312,837	Ps.	(408,349,268)	Ps.	(185,050,599)	Ps.	(552,808,762)	Ps.	(938,671,577)	Ps.	228,724	Ps.	(938,442,853)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

	2015		2014

Operating activities:
Net loss for the period	Ps.	(185,176,356)	Ps.	(88,248,884)

Depreciation and amortization		77,652,400		73,174,076
Impairment of wells, pipelines, properties, plant and equipment		(3,013,120)		8,678,011
Unsuccessful wells		9,517,273		5,558,916
Disposal of wells, pipelines, properties, plant and equipment		4,069,920		2,596,846
Net loss on available-for-sale financial assets		—		188,705
Profit sharing in associates		(1,207,444)		(1,827,244)
Dividends		(171,451)		(504,396)
Effects of net present value of reserve for well abandonment		611,130		629,323
Amortization gains related to debt issuance		(2,095,916)		(996,887)
Unrealized foreign exchange gain (loss)		48,685,862		(3,140,648)
Interest expense		29,812,466		20,595,543

		(21,315,236)		16,703,361

Derivative financial instruments		3,494,531		1,087,383
Accounts receivable		(5,779,617)		(8,363,080)
Inventories		3,837,613		13,383,589
Other assets		(5,913,867)		(5,714,841)
Accounts payable and accrued expenses		6,556,187		2,204,927
Taxes paid		(1,460,781)		15,944,338
Suppliers		(57,608,798)		(47,713,836)
Provisions for sundry creditors		(5,035,522)		1,210,970
Employee benefits		43,114,290		34,111,142
Deferred taxes		(794,822)		(893,609)

Net cash flows (used in) from operating activities		(40,906,022)		21,960,344

Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(100,325,322)		(92,594,262)
Exploration costs		(2,276,346)		(448,131)
Investments in associates		(30,768)		(118,365)
Dividends received		—		336,095
Divestment of available-for-sale financial assets		—		12,735,337

Net cash flows used in investing activities		(102,632,436)		(80,089,326)

Financing activities:
Increase in equity due to Mexican Government contributions		10,000,000		2,000,000
Decrease in equity Mexican Government contributions		—		(190,400)
Loans obtained from financial institutions		228,348,282		177,845,773
Debt payments, principal only		(97,823,096)		(94,104,744)
Interest paid		(26,972,882)		(19,240,057)

Net cash flows from financing activities		113,552,304		66,310,572

Net (decrease) increase in cash and cash equivalents		(29,986,154)		8,181,590
Effects of change in cash value		3,256,508		(512,972)
Cash and cash equivalents at the beginning of the period		117,988,528		80,745,719

Cash and cash equivalents at the end of the period (Note 5)	Ps.	91,258,882	Ps.	88,414,337

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on July 20, 1938 and took effect on that date.

On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters), was published in the Official Gazette of the Federation and took effect on December 21, 2013 (the “Energy Reform Decree”). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States (“Mexico”) through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies in accordance with the applicable regulatory law.

The main aspects of the Energy Reform Decree related to Petróleos Mexicanos are:

•	The Mexican Government will retain ownership and control of productive state-owned companies, and legislation issued pursuant to the Energy Reform Decree will contain provisions regulating the management, organization, operation, contractual procedures and other legal actions to be undertaken by these productive state-owned companies. In the case of Petróleos Mexicanos, the relevant legislation is the new Ley de Petróleos Mexicanos (Petróleos Mexicanos Law).

•	The Comisión Reguladora de Energía (Energy Regulatory Commission) will have the authority to grant permits to PEMEX (as defined below) and other companies to engage in natural gas processing, oil refining and transportation, storage, distribution and first-hand sales of hydrocarbons and petrochemicals and their derivatives in Mexico.

•	Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) is to transfer certain assets related to the national gas pipeline system to the Centro Nacional de Control de Gas Natural (National Center of Natural Gas Control, or “CENAGAS”), a new decentralized public entity.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the new Petróleos Mexicanos Law was published in the Official Gazette of the Federation. Most of the provisions of the Petróleos Mexicanos Law became effective on October 7, 2014, once the Board of Directors of Petróleos Mexicanos was designated, except for certain provisions. On December 2, 2014, once the new Board of Directors of Petróleos Mexicanos and the supervision, transparency and accountability

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

mechanisms for Petróleos Mexicanos began operating, the Secretaría de Energía (Ministry of Energy) published in the Official Gazette of the Federation the declaration specified in Transitional Article 10 of the Petróleos Mexicanos Law, pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect, with the exception of the provisions relating to acquisitions, leases, services and public works matters. On June 10, 2015, Petróleos Mexicanos published in the Official Gazette of the Federation the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) pursuant to which the special regime for acquisitions, leases, services and public works matters came into effect.

The Ley de Hidrocarburos (Hydrocarbons Law) was published on August 11, 2014 in the Official Gazette of the Federation and became effective the day following its publication. The Hydrocarbons Law repealed the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) that had been in effect prior to its publication.

Once the Petróleos Mexicanos Law took effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of developing business, economic, industrial and commercial activities in order to carry out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and increase the income of the Mexican nation, while adhering to principles of equity and social and environmental responsibility.

Before the secondary legislation took effect pursuant to the Energy Reform Decree, the activities of Petróleos Mexicanos and its Subsidiary Entities (as defined below) were regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, the Petróleos Mexicanos Law published in the Official Gazette of the Federation on November 28, 2008 and the Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation, and control of the subsidiary entities, or the “Subsidiary Entities Decree”) published in the Official Gazette of the Federation on March 21, 2012.

In accordance with the special regime provided under the Petróleos Mexicanos Law, Petróleos Mexicanos is able to perform the activities, operations or services necessary to fulfill its purpose (i) by itself, (ii) with the support of the new productive state-owned subsidiaries and affiliates or (iii) by entering into agreements, alliances, partnerships or any other legal arrangement with Mexican or international entities in the private or public sectors.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

The productive state-owned subsidiaries will be productive state-owned companies empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos.

As stated in Transitional Article Eight, Section A, VIII of the Petróleos Mexicanos Law, until the acuerdos de creación (creation resolutions) are issued and take effect, the existing Subsidiary Entities (as defined below) will continue to operate in accordance with the Subsidiary Entities Decree, unless otherwise stated in the Petróleos Mexicanos Law. The Subsidiary Entities Decree will be repealed once the creation resolutions take effect.

The Subsidiary Entities of Petróleos Mexicanos are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by the Federal Government, and they have been consolidated into and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities, each of which is 100% owned by Petróleos Mexicanos, are the following as of June 30, 2015:

•	Pemex-Refinación (Pemex-Refining): This entity refines petroleum products and derivatives thereof that may be used as basic industrial raw materials and stores, transports, distributes and markets such products and derivatives.

•	Pemex-Gas and Basic Petrochemicals: This entity processes natural gas, natural gas liquids and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products. Additionally, this entity stores, transports, distributes and markets basic petrochemicals.

•	Pemex-Petroquímica (Pemex-Petrochemicals): This entity processes industrial petrochemicals and stores, distributes and markets such petrochemicals.

In accordance with Transitional Article 8 of the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the corporate reorganization proposed by the Director General of Petróleos Mexicanos.

Pursuant to the approved reorganization plan, the four existing Subsidiary Entities are to be transformed into two new productive state-owned subsidiaries, which will assume the rights and obligations of the existing Subsidiary Entities. As of June 30, 2015, Pemex-Exploración y Producción, a Subsidiary Entity, has been transformed into Pemex Exploración y Producción (Pemex Exploration and Production) a productive state-owned subsidiary and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals will eventually be transformed in the productive state-owned subsidiary, Pemex Transformación Industrial (Pemex Industrial Transformation).

As part of this reorganization plan, the Board of Directors of Petróleos Mexicanos also approved the creation of the new subsidiary entities Pemex Perforación y Servicios (Pemex

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene). Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos) and the creation resolutions of the productive state-owned subsidiaries as described below:

•	Pemex Exploration and Production: This entity explores for and extracts crude oil and natural gas in Mexico, in the Exclusive Economic Zone of Mexico and abroad, and transports, stores and markets such products.

•	Pemex Industrial Transformation: This entity will refine, process, manufacture, store, transport, distribute and market hydrocarbons, petroleum products, natural gas and petrochemicals.

•	Pemex Drilling and Services: This entity performs drilling services and well repairs and services.

•	Pemex Logistics: This entity will provide land, maritime and pipeline transportation and storage, security, sales and management and related services for crude oil, petroleum products and petrochemicals to PEMEX and other companies.

•	Pemex Cogeneration and Services: This entity generates, supplies and sells electric and thermal energy generated in PEMEX’s industrial processes, including at PEMEX’s cogeneration plants, and provides technical services and management associated with these activities to PEMEX and other companies.

•	Pemex Fertilizers: This entity produces, distributes and sells ammonia, fertilizers and its derivatives, and provides related services for such products.

•	Pemex Ethylene: This entity produces, distributes and sells methane, ethane and propylene.

The Organic Statute of Petróleos Mexicanos was published, in the Official Gazette of the Federation, on April 28, 2015 and came into effect the day following its publication.

The creation resolutions of the seven productive state-owned subsidiaries, as published in the Official Gazette of the Federation on April 28, 2015, will take effect once the required administrative procedures to start operations are in place and the Board of Directors of Petróleos Mexicanos issues a statement about it, which will have to be published in the Official Gazette of the Federation. This statement will have to be issued within 180 days from the day after the creation resolutions are published in the Official Gazette of the Federation.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

On May 29, 2015, the statements issued by the Board of Directors of Petróleos Mexicanos related to the creation resolutions of the productive state-owned subsidiaries Pemex Exploration and Production and Pemex Cogeneration and Services were published in the Official Gazette of the Federation and came into effect on June 1, 2015.

As of June 30, 2015, Pemex Exploration and Production and Pemex Cogeneration and Services are the only productive state-owned subsidiaries that have been formed.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities, whereas the Subsidiary Companies are companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The “Subsidiary Companies” are defined as those companies which are controlled by PEMEX (see Note 3(a)).

“Associates,” as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.

PEMEX’s address and its principal place of business is:

Av. Marina Nacional No. 329

Col. Petróleos Mexicanos

Delegación Miguel Hidalgo

México, D.F. 11311

México

NOTE 2. BASIS OF PREPARATION

(a)	Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2015 and December 31, 2014, and for the six-month periods ended June 30, 2015 and 2014, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements for the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

year ended December 31, 2014. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

On September 18, 2015, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Víctor M. Cámara Peón, Deputy Director of Accounting and Fiscal Matters, and Mr. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(b)	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost basis or present value. The principal items measured at fair value are derivative financial instruments (“DFIs”). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(c)	Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

•	the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

•	PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX’s budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

•	benefits to employees were approximately 50% of PEMEX’s total liabilities as of June 30, 2015 and 51% of PEMEX’s total liabilities as of December 31, 2014. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

•	cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

Mexico’s monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

Translation of financial statements of foreign operations

The unaudited condensed consolidated interim financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying if the functional currency is different from the currency for recording the foreign operations. If the currencies for a foreign transaction are different, then the currency for recording the foreign transaction is first translated into the functional currency and then translated into the reporting currency using the period-end exchange rate for assets and liabilities reported in the unaudited condensed consolidated interim statements of financial position, the historical exchange rate at the date of the transaction for equity items and the weighted average exchange rate for income and expenses reported in the statement of comprehensive income of the period.

(d)	Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

•	Note 3(d) Financial instruments

•	Note 3(h) Wells, pipelines, properties, plant and equipment

•	Note 3(j) Impairment of non-financial assets

•	Note 3(l) Provisions

•	Note 3(m) Employee benefits

•	Note 3(n) Taxes and federal duties; Deferred taxes

•	Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the periods presented and followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

(a)	Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities, productive state-owned subsidiaries and the Subsidiary Companies. All intercompany balances and transactions have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements.

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Investment in subsidiaries

The Subsidiary Entities, productive state-owned subsidiaries and Subsidiary Companies are those controlled by Petróleos Mexicanos. Control requires exposure or rights to variable returns and the ability to affect those returns through power over a company. The Subsidiary Entities, productive state-owned subsidiaries and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

As of June 30, 2015, the consolidated productive state-owned subsidiaries and Subsidiary Entities were Pemex Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are as follows:

•	P.M.I. Marine, Ltd. (“PMI Mar”)(i);

•	P.M.I. Services, B.V. (“PMI SHO”)(i);

•	P.M.I. Holdings, B.V. (“PMI HBV”)(i);

•	P.M.I. Trading, Ltd. (“PMI Trading”)(i);

•	PEMEX Internacional España, S.A. (“PMI SES”)(i);

•	P.M.I. Holdings Petróleos España, S.L. (“HPE”)(i);

•	P.M.I. Services North America, Inc. (“PMI SUS”)(i);

•	P.M.I. Holdings North America, Inc. (“PMI HNA”)(i);

•	P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”)(i);

•	P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”)(i)(ii);

•	PMI Field Management Resources, S.L. (“FMR”)(i);

•	PMI Campos Maduros SANMA, S. de R.L. de C.V. (“SANMA”)(i);

•	Pro-Agroindustria, S.A. de C.V. (“AGRO”)(i)(iii);

•	PMI Azufre Industrial, S.A. de C.V. (“PMI AZIND”)(i)(iii);

•	PMI Infraestructura de Desarrollo, S.A. de C.V. (“PMI ID”)(i)(iii);

•	PMI Cinturón Transoceánico Gas Natural, S.A. de C.V. (“PMI CT”)(i)(iv);

•	PMI Transoceánico Gas LP, S.A. de C.V. (“PMI TG”)(i)(iv);

•	PMI Servicios Portuarios Transoceánicos, S.A. de C.V. (“PMI SP”)(i)(iv);

•	PMI Midstream del Centro, S.A. de C.V. (“PMI MC”)(i)(iv);

•	PEMEX Procurement International, Inc. (“PPI”);

•	Hijos de J. Barreras, S.A. (“HJ BARRERAS”)(ii);

•	PEMEX Finance, Ltd. (“FIN”)(ii);

•	Mex Gas Internacional, S.L. (“MGAS”)(v);

•	Instalaciones Inmobiliarias para Industrias, S.A. de C.V. (“III”);

•	Kot Insurance Company, AG. (“KOT”);

•	PPQ Cadena Productiva, S.L. (“PPQCP”); and

•	III Servicios, S.A. de C.V. (“III Servicios”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

(i)	Member Company of the “PMI Group.”
(ii)	Non-controlling interest company.
(iii)	As of August 2014, these companies were included in the consolidated financial statements of PEMEX.
(iv)	As of February 2015, these companies were included in the consolidated financial statements of PEMEX.
(v)	Formerly Mex Gas Internacional, Ltd.

The financial information of the Subsidiary Entities, productive state-owned subsidiaries and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos’ unaudited condensed consolidated interim financial statements applying the same accounting policies.

Permanent investments in associates and joint ventures

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is presumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint arrangements are those arrangements whereby two or more parties have joint control. A joint arrangement is either a joint operation or a joint venture. The classification of a joint arrangement as a joint operation or a joint venture depends on the rights and obligations of the parties to the arrangements. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to participation in the arrangement and in accordance with the applicable IFRS. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX’s share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and/or joint ventures.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the unaudited condensed consolidated interim statements of financial position, the unaudited condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interests” and as “net income and comprehensive income for the period, attributable to non-controlling interests,” in the unaudited condensed consolidated interim statements of comprehensive income.

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to re-measurements of the fair value between the date on which the distribution is declared and the time when the assets are transferred are recognized directly in equity.

When distributing non-cash assets, any difference between the dividend paid and the carrying amount of the assets distributed is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

(b)	Transactions in foreign currency

In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive results, any exchange component of that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss for the period.

(c)	Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer of a liability occurs:

i. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would use when pricing the asset or liability, assuming that the market participants act in their best economic interest.

(d)	Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans held to maturity; or (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX’s financial instruments include cash and cash equivalents, short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX’s investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate (“EIR”) method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the statement of comprehensive income.

Derivative financial instruments

DFIs presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower´s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows.

a)	Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in the income result.

b)	Impairment in available-for-sale financial assets

Additionally to the above mentioned, a significant or prolonged decline in the fair value of an available-for-sale financial asset is also objective evidence of impairment.

When there is objective evidence of the impairment of an asset, the accumulated loss recognized in other comprehensive income shall be reclassified from equity to profit or loss even though the financial asset has not been derecognized.

If, in a subsequent period, the impairment loss decreases and the reduction could be objectively related to an event occurring after the impairment recognition, this impairment loss previously recognized shall be reversed in the income result.

(e)	Cash and cash equivalents

Cash and cash equivalents are comprised of deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX’s short-term commitments.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

With respect to the consolidated statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(f)	Accounts receivable and other

Accounts receivable and other are recognized at recoverable value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(g)	Inventories and cost of sales

PEMEX’s inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, as well as other costs incurred in bringing the inventories to their present location and condition. Inventory costs are assigned using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advances payments to suppliers for inventories purchase are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(h)	Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, “Exploration for and Evaluation of Mineral Resources” in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise, they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

In accordance with IAS 16, “Property, Plant and Equipment” (“IAS 16”), initial costs of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.

The cost of financing projects that require large investments and financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, financing interest and any other costs directly attributable to start up. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, they are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance and replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are capitalized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The outflows of recurring maintenance, repairs and renovations carried out to maintain the facilities in normal operation condition are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

When parts of an item of wells, pipelines, properties and equipment are significant relative to the total cost of the asset, the part is depreciated separately.

Useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at its fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is as a deferred liability relating to the period in which the items will provide PEMEX with a service.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

(i)	Crude oil and natural gas reserves

Under the Mexican Constitution, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos law and according with applicable accounting standards, as of the date of these unaudited condensed consolidated interim financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X (“Rule 4-10(a)”) of the U.S. Securities and Exchange Commission (“SEC”) as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the “SPE”) as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these accounting procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its unaudited condensed consolidated interim financial statements, including, for example, in the depreciation, amortization and other line items, based on these reserves.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

(j)	Impairment of non-financial assets

The carrying amounts of PEMEX’s non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

The recoverable amount is defined as the higher of the fair value minus the cost of disposal and the use value. The value in use is determined through estimating future cash inflows and outflows to be derived from continuing use of the assets and from their ultimate disposal, and applying the appropriate discount rate before taxes that reflects current market conditions and specific risks related to the assets. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

In the case of cash-generating units or assets dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, considering a risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization of the relevant assets are recognized. Impairment losses are not presented as part of the costs that have been capitalized in the value of any asset. Impairment losses are not included in the production cost of inventory. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint arrangements and other permanent investments are recognized as profit (loss) sharing in associates.

Impairment losses could be reversed only if the reversal is based on a change in the estimate of impairment loss used after the impairment recognition, these reversals will not exceed the carrying value of the net assets of depreciation or amortization that would have been determined if the impairment had never been recognized.

(k)	Leases

The determination of whether an agreement is or contains a lease is based on the economic substance of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments are recognized as expenses in the consolidated statement of comprehensive income in a straight line basis during the maturity of the lease and the variable rents are recognized as they accrue.

(l)	Provisions

PEMEX recognizes provisions when, as a result of a past event, PEMEX has a present obligation for which a future disbursement is probable and the value of such disbursement is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of well, pipelines, properties, plant and equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m)	Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX’s net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(n)	Taxes and federal duties

As of December 31, 2014, Petróleos Mexicanos was not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law). Petróleos Mexicanos became subject to the Income Tax Law for fiscal year 2015, following the repeal of the Impuesto a los Rendimientos Petroleros (Hydrocarbon Income Tax, or “IRP”). The Subsidiary Companies remain subject to the Impuesto Sobre la Renta (Income Tax, or “ISR”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

Current tax liabilities

Current tax liabilities or assets for the current and prior periods shall be measured at the amount expected to be paid or recovered from the taxation authorities, using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

Current taxes related with items that are recognized in equity shall be presented directly in other comprehensive income. At each reporting date, PEMEX evaluates the regulations that are subject to interpretation and creates provisions when necessary.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

Deferred tax liability shall be recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

•	The initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

•	For taxable temporary differences associated with investments in subsidiaries, branches and associates and interest in joint arrangements, a deferred tax liability shall be recognized when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is probable that the tax benefits will be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that:

•	Is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

•	When the differences arising from investments in subsidiaries, branches and associates, and interests in joint arrangements, to the extent that and only the extent that it is probable that the temporary difference will reverse in the foreseeable future; and taxable profit will be available against which the temporary difference can be utilized.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

The carrying amount of a deferred tax asset shall be reviewed at the end of each reporting period. An entity shall reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilized in whole or in part. Unrecognized deferred tax assets are revalued at each reporting date and will be recognized when it is probable that sufficient future taxable income is available to allow for the recovery of the deferred tax asset.

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in other comprehensive income.

An entity shall offset deferred tax assets and deferred tax liabilities, if and only if the entity has a legal right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

Federal duties

PEMEX is subject to certain special taxes and duties, which are primarily based on the value of the extracted hydrocarbons, with deductions in some cases and quotas set for the time spent and surface exploration.

These taxes and duties are recognized in accordance with IAS 12, “Profit Tax” (IAS 12) if they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria, should be recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized as liabilities, affecting the costs and expenses relating to the transactions that gave rise to them.

Royalties

Royalties are payable in licensee agreements, production sharing contracts and profit sharing contracts. These royalties are recognized as liabilities and impact the line items on the costs and expenses relating to the transactions that gave rise to them.

(o)	Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or “IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The IEPS Tax rate is calculated based on the international reference price and the retail price of each product, in each case as adjusted in accordance with the applicable rules.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

For each of the fiscal years from 2006 to 2014, the Ley de Ingresos de la Federación (Federal Revenue Law) allowed negative IEPS Tax amounts to be credited against the IEPS Tax liability and, if in excess, to be credited against the value added tax. In accordance with the Federal Revenue Law, any remaining amount could be credited against the Ordinary Duty on Hydrocarbons during this period.

As of the date of these unaudited condensed consolidated interim financial statements, PEMEX remains subject to the IEPS Tax. However, the Federal Revenue Law applicable for the fiscal year beginning January 1, 2015 does not provide for negative IEPS Tax amounts to be credited against any tax or duty. As a result of this change to the Federal Revenue Law, PEMEX did not credit any negative IEPS Tax amounts during the six months ended June 30, 2015, and no such amounts were recognized as “other revenues” in its consolidated statements of comprehensive income for this six-month period (see Note 3(r)).

(p)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the unaudited condensed consolidated interim financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(q)	Revenue recognition

Sales revenue is recognized the moment at which the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

•	in accordance with contractual terms;

•	the moment at which the customer picks up product at PEMEX’s facilities; or

•	the moment at which PEMEX delivers the product to the delivery point.

PEMEX recognizes revenues for services at the time the collection right on such services arises.

(r)	Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX’s unaudited condensed consolidated interim statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX’s operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX’s administrative personnel, which include personnel-related expenses.

Other revenues—net

For the six months ended June 30, 2015, other revenues, net, consisted primarily of sanctions, penalties and franchise fees. Prior to January 1, 2015, other revenues, net, consisted primarily of income received due to the “negative” IEPS Tax (see Note 3(o)).

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments (cost) income—net

Derivative financial instruments (cost) income represents the net effect of the profit or loss for the period associated with DFIs (see Note 3(d)).

Exchange (loss) gain

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the period.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

(s)	Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

(t)	Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current asset held for sale

PEMEX classifies a non-current asset as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, the asset is available for immediate sale and the sale is expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount, and fair value less cost of sale is presented in a separate line item in the unaudited condensed consolidated financial statements. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

Non-current asset held for distribution to owners

When a non-current asset is classified as held for distribution to owners the assets must be available for immediate distribution in their present conditions and the distribution must be expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for distribution are measured at the lower of its carrying amount, and fair value less cost of distribution is presented in a separate line item in the unaudited condensed consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale, and either:

•	represents a separate major line of business or geographical area of operations,

•	is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

The revenue, expenses and pre-tax profit or loss of discontinued operations are only presented in a specific line item in the unaudited condensed consolidated financial statements of comprehensive income.

(u)	Accounting changes

The IASB issued the new IFRS mentioned below, which are applicable to PEMEX and are effective for annual periods beginning January 1, 2015:

a)	IFRS 8, “Operating Segments” (“IFRS 8”)

As part of the annual improvements to IFRS 2010-2012, the IASB published “Amendments to IFRS 8, Operating Segments (IFRS 8).”

IFRS 8 has been amended to require disclosure of the judgments made by management in aggregating operating segments. Such disclosure includes a description of the segments that have been aggregated and the economic indicators that have been assessed in determining that the aggregated segments share similar economic characteristics. Additionally, an entity must provide reconciliations of the segment assets.

Operating segments presented are the same for both June 30, 2015 and December 31, 2014.

b)	Amendments to IAS 24, “Related Party Disclosures”

These amendments specify that the management entity providing key management personnel (“KMP”) services should be identified as a related party and payments made to a management entity in respect of KMP services should be separately disclosed.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

c)	Amendments to IAS 40, “Investment Property” (“IAS 40”)

The standard is amended to clarify that IAS 40 and IFRS 3 are not mutually exclusive. The guidance in IAS 40 assists preparers in distinguishing between investment property and owner-occupied property. The amendments clarify that preparers also need to refer to the guidance in IFRS 3 to determine whether the acquisition of an investment property is a business combination.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

d)	Amendments to IAS 27, “Equity Method in Separate Financial Statements” (“IAS 27”)

In August 2014, the IASB issued amendments to IAS 27. These amendments to IAS 27 permit entities that use the equity method for recording investments in subsidiaries, joint ventures and associates to prepare separate financial statements.

The amendments are effective for periods beginning on or after January 1, 2016, with earlier application permitted.

PEMEX applied these amendments earlier and they had no impact on these unaudited condensed consolidated interim financial statements.

(v)	New IFRS not yet adopted

The IASB issued the new IFRS mentioned below, which are effective for the annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

a)	Amendments to IAS 16 and IAS 38 “Intangible Assets” (“IAS 38”)

The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items of property, plant and equipment.

The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.

The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016, and early application is permitted.

b)	Amendments to IFRS 11, “Joint Arrangements” (“IFRS 11”)

The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, “Business Combinations” (“IFRS 3”), and additionally requires certain related disclosures.

These amendments also apply when a business is contributed to the joint operation upon its creation. The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016. Early application is permitted.

c)	Amendments to IFRS 10 and IAS 28, “Investments in Associates and Joint Ventures” (“IAS 28 (2011)”)

The amendments to IFRS 10 address an identified inconsistency between the requirements of IFRS 10 and IAS 28 (2011) in the treatment of the sale or contribution of assets from an investor to an associate or joint venture.

The primary result of the amendments is that a gain or loss is recognized when such a transaction involves a business (whether or not it is a subsidiary). A gain or partial loss is recognized when the transaction involves assets that do not constitute a business, even if such assets are allocated to a subsidiary.

The amendment is effective for periods beginning on or after January 1, 2016, with earlier application permitted.

d)	Amendments to IFRS 5, “Non-Current Assets Held-for-Sale and Discontinued Operations” (“IFRS 5”)

The amendments to IFRS 5 introduce specific guidance for the reclassification of an asset from held-for-sale to held-for–distribution-to-owners (or vice versa) or the discontinuation of held-for-distribution accounting.

The amendments state that:

•	Such reclassifications should not be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

•	Assets that no longer meet the criteria for held-for-distribution-to-owners (and do not meet the criteria for held-for-sale) should be treated in the same manner as assets that cease to be classified as held-for-sale.

The amendments apply prospectively and are effective for periods beginning on or after January 1, 2016.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

e)	Amendments to IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”)

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for purposes of the required disclosure relating to transferred assets.

The amendments apply retrospectively; however, to avoid the risk of hindsight affecting the determination of the required fair value disclosure, an entity is not required to apply the amendments to any period beginning prior to the annual period during which the amendments are first applied. The amendments also include an amendment to IFRS 1, “First Time Adoption of International Financial Reporting Standards.”

The amendments are effective for periods beginning on or after January 1, 2016.

Applicability of the Amendments to IFRS 7 on Offsetting Disclosure to Condensed Interim Financial Statements

The amendments to IFRS 7 were made to eliminate uncertainty as to whether the disclosure required for offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements after January 1, 2013 or only in the first year. The amendments clarify that such disclosure is not explicitly required for all interim periods. However, the disclosure may need to be included in condensed interim financial statements to comply with IAS 34.

The amendments apply retrospectively in accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) and are effective for periods beginning on or after January 1, 2016.

f)	Amendments to IAS 19, “Employee Benefits” (“IAS 19”)

The amendments to IAS 19 clarify that investment-grade corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments also provide for the assessment of the depth of the market for investment-grade corporate bonds at the relevant currency level.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

g)	Amendments to IAS 34, “Interim Financial Reporting” (“IAS 34”)

The amendments to IAS 34 clarify the requirements relating to information required by IAS 34 that is presented “elsewhere in the interim financial report” but is not included in the interim financial statements. The amendments require the inclusion of a cross-reference from the interim financial statements to the location of such information in the interim financial report, which must be available to users on the same terms and at the same time as the interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

Amendments effective for periods beginning in 2018.

a)	IFRS 9, “Financial Instruments”

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 (“IFRS 9 (2014)”), replaces the previous versions of IFRS 9 and completes the IASB’s project to replace IAS 39, “Financial Instruments.”

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity’s business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity’s risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

b)	IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”)

IFRS 15 describes a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue to represent the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

•	identify customer contracts that fall within the scope of the new standard;

•	identify the separate performance obligations in the contract based on the following criteria: a) sales of goods or services, separately, b) sales that are dependent or interrelated with other products or services; and c) homogeneous and consistent sales pattern;

•	determine the price of the transaction by applying the following considerations: a) variable consideration and constraining estimates of variable consideration; b) the existence of a significant financing component in the contract; c) any non-cash consideration; and d) the consideration payable to the customer;

•	allocate the transaction price to each separate performance obligation; and

•	recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2018, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

NOTE 4. SEGMENT FINANCIAL INFORMATION

As of June 30, 2015, PEMEX’s primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

•	Pemex Exploration and Production earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through the Trading Companies. Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex-Refining.

•	Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining’s sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and jet fuel to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). Pemex-Refining’s most important products are different types of gasoline.

•	Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of naphtha, ethane, butane, natural gas and liquefied petroleum gas.

•	Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals’ revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

•	The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

•	The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX’s entities and companies.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX.

As of/for the period ended June 30, 2015	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps	—	Ps.	280,027,532	Ps.	66,955,933	Ps.	13,906,130	Ps.	220,588,010	Ps.	—	Ps.	—	Ps.	581,477,605
Intersegment		355,148,509		27,620,615		28,393,332		6,433,285		170,653,194		33,172,950		(621,421,885)		—
Services income		—		2,206,571		1,271,245		495,413		308,239		2,972,218		(368,410)		6,885,276
Cost of sales		187,473,168		328,406,518		90,566,646		20,062,472		378,173,911		3,231,808		(594,836,945)		413,077,578

Gross income (loss)		167,675,341		(18,551,800)		6,053,864		772,356		13,375,532		32,913,360		(26,953,350)		175,285,303
Other revenues and expenses—net		810,071		391,746		417,791		37,130		832,784		320,178		(492,849)		2,316,851
Transportation, distribution and sale expenses		—		16,845,414		2,029,788		678,093		209,157		121		(2,011,730)		17,750,843
Administrative expenses		22,608,529		16,455,950		5,792,904		7,262,520		1,062,849		29,743,490		(25,433,675)		57,492,567

Operating income (loss)		145,876,883		(51,461,418)		(1,351,037)		(7,131,127)		12,936,310		3,489,927		(794)		102,358,744
Financing income		8,032,004		47,887		1,269,938		10,816		562,212		54,811,557		(61,677,748)		3,056,666
Financing cost		43,241,331		5,622,819		807,649		102,635		570,281		42,331,638		(61,685,306)		30,991,047
Derivative financial instruments (cost) income—net		—		—		2,670		—		(1,379,374)		(13,490,338)		—		(14,867,042)
Exchange (loss) gain		(37,820,113)		(2,135,619)		(22,729)		(1,182)		(16,648)		(5,347,665)		—		(45,343,956)
Profit (loss) sharing in associates		(382,418)		—		300,385		—		1,316,261		(180,373,204)		180,346,420		1,207,444
Total taxes, duties and other		195,258,294		—		888,027		—		3,915,139		535,705		—		200,597,165

Net (loss) income		(122,793,269)		(59,171,969)		(1,496,449)		(7,224,128)		8,933,341		(183,777,066)		180,353,184		(185,176,356)

Total current assets		510,437,476		57,320,245		102,125,260		10,220,259		95,396,734		549,327,762		(1,072,216,727)		252,611,009
Permanent investments in associates		1,010,318		488,499		5,513,489		—		10,554,106		(426,327,103)		433,119,253		24,358,562
Wells, pipelines, properties, plant and equipment— net		1,367,303,100		289,088,597		97,669,386		38,868,439		2,693,837		18,557,508		—		1,814,180,867
Total assets		1,899,765,784		348,357,405		206,902,645		50,201,873		114,664,568		1,284,302,583		(1,782,462,200)		2,121,732,658
Total current liabilities		161,022,989		391,699,023		27,950,783		12,449,492		59,966,828		703,333,552		(1,060,846,572)		295,576,095
Long-term debt		1,131,976,928		21,033,362		1,117,883		200,919		3,532,729		1,146,498,369		(1,141,152,610)		1,163,207,580
Employee benefits		461,831,807		476,399,028		114,544,011		143,700,255		771,286		319,956,431		—		1,517,202,818
Total liabilities		1,826,088,056		895,214,427		144,518,158		156,541,983		67,141,804		2,186,252,537		(2,215,581,454)		3,060,175,511
Equity (Deficit)		73,677,728		(546,857,022)		62,384,487		(106,340,110)		47,522,764		(901,949,954)		433,119,254		(938,442,853)
Depreciation and amortization		66,238,125		5,876,911		3,629,568		1,458,522		41,568		407,706		—		77,652,400
Net periodic cost of employee benefits		21,080,965		21,363,877		5,342,745		6,404,170		92,989		14,472,114		—		68,756,860
Acquisition of wells, pipelines, properties, plant and equipment		85,988,190		18,129,528		1,821,661		1,518,946		289,127		1,768,639		—		109,516,091

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

As of/for the period ended June 30, 2014:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Sales:
Trade	Ps.	—	Ps.	373,677,756	Ps.	84,465,746	Ps.	14,693,395	Ps.	338,864,118	Ps.	—	Ps.	—	Ps.	811,701,015
Intersegment		595,060,344		41,159,136		45,324,188		8,372,000		214,462,844		32,987,178		(937,365,690)		—
Services income		—		2,078,790		—		—		382,931		2,261,851		(420,324)		4,303,248
Cost of sales		167,602,958		468,757,196		122,545,005		24,281,808		547,810,851		1,255,058		(904,546,336)		427,706,540

Gross income (loss)		427,457,386		(51,841,514)		7,244,929		(1,216,413)		5,899,042		33,993,971		(33,239,678)		388,297,723
Other revenues and expenses—net		2,444,627		29,144,767		(523,455)		485,441		231,940		1,231,569		(120,887)		32,894,002
Transportation, distribution and sale expenses		—		13,502,569		1,385,699		448,963		205,343		244		(220,073)		15,322,745
Administrative expenses		24,397,371		19,791,035		6,614,310		7,728,006		732,732		27,515,057		(33,169,099)		53,609,412

Operating income (loss)		405,504,642		(55,990,351)		(1,278,535)		(8,907,941)		5,192,907		7,710,239		28,607		352,259,568
Financing income		8,017,848		215,593		1,442,534		87,417		526,304		32,191,402		(41,253,027)		1,228,071
Financing cost		24,798,575		5,248,255		154,695		34,125		514,359		32,492,269		(41,256,126)		21,986,152
Derivative financial instruments (cost) income—net		—		—		(1,274)		—		(217,235)		3,250,413		—		3,031,904
Exchange (loss) gain		2,995,215		177,110		(21,519)		(153)		(26,531)		294,800		—		3,418,922
Profit (loss) sharing in associates		149,019		—		691,998		—		921,145		(91,942,656)		92,007,738		1,827,244
Total taxes, duties and other		421,658,370		—		(150,062)		—		1,264,959		5,255,174		—		428,028,441

Net (loss) income		(29,790,221)		(60,845,903)		828,571		(8,854,802)		4,617,272		(86,243,245)		92,039,444		(88,248,884)

Depreciation and amortization		62,282,916		5,623,242		3,532,763		1,342,649		5,685		386,821		—		73,174,076
Net periodic cost of employee benefits		18,272,802		18,464,301		4,514,757		5,594,035		79,852		12,185,248		—		59,110,995

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

As of December 31, 2014	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment eliminations		Total

Total current assets	Ps.	579,201,519	Ps.	255,407,423	Ps.	105,121,847	Ps.	68,242,701	Ps.	83,345,895	Ps.	505,949,689	Ps.	(1,307,941,793)	Ps.	289,327,281
Permanent investments in associates		1,392,737		488,499		5,059,612		—		8,483,563		67,164,220		(60,573,871)		22,014,760
Wells, pipelines, properties, plant and equipment—net		1,347,194,064		277,719,686		99,635,112		38,928,597		2,421,141		17,475,538		—		1,783,374,138
Total assets		1,953,828,467		535,094,903		210,625,967		108,444,584		102,955,361		1,580,484,899		(2,363,065,901)		2,128,368,280
Total current liabilities		206,711,128		330,308,600		31,965,537		8,229,852		57,265,930		1,000,368,240		(1,300,689,940)		334,159,347
Long-term debt		963,274,628		23,142,209		1,117,618		191,070		3,588,666		986,026,128		(979,956,033)		997,384,286
Employee benefits		448,887,587		463,143,546		110,913,462		139,554,046		641,279		310,948,608		—		1,474,088,528
Total liabilities		1,694,872,519		828,576,773		145,190,535		148,149,492		67,266,726		2,314,525,120		(2,302,492,031)		2,896,089,134
Equity (Deficit)		258,955,948		(293,481,870)		65,435,432		(39,704,908)		35,688,635		(734,040,221)		(60,573,870)		(767,720,854)
Acquisition of wells, pipelines, properties, plant and equipment		174,019,012		39,087,896		5,632,770		4,709,838		2,545,075		8,007,600		—		234,002,191

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

PEMEX’s management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

The following tables present accounting conciliations between individual and consolidated information.

As of/for the period ended June 30, 2015	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
Sales:
By segment	Ps.	355,148,509	Ps.	312,087,370	Ps.	96,645,954	Ps.	20,847,226	Ps.	391,608,730	Ps.	36,145,168
Less unrealized intersegment sales		—		(2,232,652)		(25,444)		(12,398)		(59,287)		—

Total consolidated sales	Ps.	355,148,509	Ps.	309,854,718	Ps.	96,620,510	Ps.	20,834,828	Ps.	391,549,443	Ps.	36,145,168

Operating income (loss):
By segment	Ps.	148,799,794	Ps.	(58,942,919)	Ps.	(1,140,233)	Ps.	(7,487,753)	Ps.	12,660,232	Ps.	3,489,927
Less unrealized intersegment sales		—		(2,232,652)		(25,444)		(12,398)		(59,287)		—
Less unrealized gain due to production cost valuation of inventory		(1,174,598)		9,714,153		(185,360)		369,024		335,365		—
Less capitalized refined products		(1,807,804)		—		—		—		—		—
Less amortization of capitalized interest		59,491		—		—		—		—		—

Total consolidated operating income (loss)	Ps.	145,876,883	Ps.	(51,461,418)	Ps.	(1,351,037)	Ps.	(7,131,127)	Ps.	12,936,310	Ps.	3,489,927

Net income (loss):
By segment	Ps.	(119,854,785)	Ps.	(66,653,470)	Ps.	(785,998)	Ps.	(7,554,762)	Ps.	8,657,263	Ps.	(188,216,343)
Less unrealized intersegment sales		—		(2,232,652)		(25,444)		(12,398)		(59,287)		—
Less unrealized gain due to production cost valuation of inventory		(1,174,598)		9,714,153		(185,360)		369,024		335,365		—
Less capitalized refined products		(1,807,804)		—		—		—		—		—
Less equity method for unrealized profits		(15,573)		—		(499,647)		(25,992)		—		4,439,277
Less amortization of capitalized interest		59,491		—		—		—		—		—

Total consolidated net income (loss)	Ps.	(122,793,269)	Ps.	(59,171,969)	Ps.	(1,496,449)	Ps.	(7,224,128)	Ps.	8,933,341	Ps.	(183,777,066)

Assets:
By segment	Ps.	1,922,516,209	Ps.	387,011,901	Ps.	212,534,896	Ps.	55,558,232	Ps.	121,006,858	Ps.	1,279,863,306
Less unrealized intersegment sales		1,132		(5,116,576)		(44,776)		(14,833)		(152,626)		—
Less unrealized gain due to production cost valuation of inventory		(20,622,129)		(33,537,920)		(1,808,415)		(1,701,976)		(6,189,664)		—
Less capitalized refined products		(1,807,804)		—		—		—		—		—
Less equity method for unrealized profits		(381,115)		—		(3,779,060)		(3,639,550)		—		4,439,277
Less amortization of capitalized interest		59,491		—		—		—		—		—

Total consolidated assets	Ps.	1,899,765,784	Ps.	348,357,405	Ps.	206,902,645	Ps.	50,201,873	Ps.	114,664,568	Ps.	1,284,302,583

Liabilities:
By segment	Ps.	1,826,088,056	Ps.	895,214,427	Ps.	144,518,158	Ps.	156,541,983	Ps.	67,143,736	Ps.	2,186,252,537
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		(1,932)		—

Total consolidated liabilities	Ps.	1,826,088,056	Ps.	895,214,427	Ps.	144,518,158	Ps.	156,541,983	Ps.	67,141,804	Ps.	2,186,252,537

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

For the period ended June 30, 2014:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies
Sales:
By segment	Ps.	595,060,344	Ps.	418,437,437	Ps.	129,792,638	Ps.	23,082,855	Ps.	554,733,425	Ps.	35,249,029
Less unrealized intersegment sales		—		(1,521,755)		(2,704)		(17,460)		(1,023,532)		—

Total consolidated sales	Ps.	595,060,344	Ps.	416,915,682	Ps.	129,789,934	Ps.	23,065,395	Ps.	553,709,893	Ps.	35,249,029

Operating income (loss):
By segment	Ps.	402,862,599	Ps.	(44,115,560)	Ps.	(1,463,175)	Ps.	(8,365,939)	Ps.	6,121,942	Ps.	7,710,239
Less unrealized intersegment sales		—		(1,521,755)		(2,704)		(17,460)		(1,023,532)		—
Less unrealized gain due to production cost valuation of inventory		3,817,291		(10,353,036)		187,344		(524,542)		94,497		—
Less capitalized refined products		(1,234,739)		—		—		—		—		—
Less amortization of capitalized interest		59,491		—		—		—		—		—

Total consolidated operating income (loss)	Ps.	405,504,642	Ps.	(55,990,351)	Ps.	(1,278,535)	Ps.	(8,907,941)	Ps.	5,192,907	Ps.	7,710,239

Net income (loss):
By segment	Ps.	(32,434,022)	Ps.	(48,971,112)	Ps.	643,931	Ps.	(8,236,609)	Ps.	5,546,307	Ps.	(75,649,665)
Less unrealized intersegment sales		—		(1,521,755)		(2,704)		(17,460)		(1,023,532)		—
Less unrealized gain due to production cost valuation of inventory		3,817,291		(10,353,036)		187,344		(524,542)		94,497		—
Less capitalized refined products		(1,234,739)		—		—		—		—		—
Less equity method for unrealized profits		1,758		—		—		(76,191)		—		(10,593,580)
Less amortization of capitalized interest		59,491		—		—		—		—		—

Total consolidated net income (loss)	Ps.	(29,790,221)	Ps.	(60,845,903)	Ps.	828,571	Ps.	(8,854,802)	Ps.	4,617,272	Ps.	(86,243,245)

As of December 31, 2014:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies

Assets:
By segment	Ps.	1,973,640,697	Ps.	581,230,900	Ps.	215,690,484	Ps.	113,896,128	Ps.	107,000,991	Ps.	1,580,583,764
Less unrealized intersegment sales		1,132		(2,883,924)		(19,332)		(2,435)		(93,339)		—
Less unrealized gain due to production cost valuation of inventory		(15,776,956)		(43,252,073)		(1,623,055)		(2,071,000)		(3,952,291)		—
Less capitalized refined products		(3,789,845)		—		—		—		—		—
Less equity method for unrealized profits		(365,542)		—		(3,422,130)		(3,378,109)		—		(98,865)
Less amortization of capitalized interest		118,981		—		—		—		—		—

Total consolidated assets	Ps.	1,953,828,467	Ps.	535,094,903	Ps.	210,625,967	Ps.	108,444,584	Ps.	102,955,361	Ps.	1,580,484,899

Liabilities:
By segment	Ps.	1,694,872,519	Ps.	828,576,773	Ps.	145,190,535	Ps.	148,149,492	Ps.	64,969,988	Ps.	2,314,525,120
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		2,296,738		—

Total consolidated liabilities	Ps.	1,694,872,519	Ps.	828,576,773	Ps.	145,190,535	Ps.	148,149,492	Ps.	67,266,726	Ps.	2,314,525,120

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of June 30, 2015 and December 31, 2014, cash and cash equivalents were as follows:

	June 30,		December 31,
	2015		2014

Cash on hand and in banks(i)	Ps.	46,819,237	Ps.	68,330,390
Marketable securities		44,439,645		49,658,138

	Ps.	91,258,882	Ps.	117,988,528

(i)	Cash on hand and in banks is primarily composed of cash in banks.

At June 30, 2015 and December 31, 2014, restricted cash was as follows:

	June 30,		December 31,
	2015		2014

Restricted cash	Ps.	7,279,978	Ps.	6,884,219

Restricted cash in 2015 and 2014 consists primarily of a deposit made by Pemex Exploration and Production in the amount of U.S. $465,060 as a result of an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”). On December 31, 2014, this deposit, including income interest, amounted to U.S. $465,303 (see Note 15(b)).

NOTE 6. ACCOUNTS RECEIVABLE AND OTHER

As of June 30, 2015 and December 31, 2014, accounts receivable and other receivables were as follows:

	June 30,		December 31,
	2015		2014
Export customers	Ps.	25,777,191	Ps.	20,960,915
Domestic customers		33,518,637		38,168,467
Tax credits		18,046,414		30,554,928
Sundry debtors		18,211,198		13,357,348
Employees and officers		5,579,989		5,560,644
Advances to suppliers		6,440,749		5,583,148
Insurance claims		3,736		212,069
Other accounts receivable		25,251		25,448

	Ps.	107,603,165	Ps.	114,422,967

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

NOTE 7. INVENTORIES

As of June 30, 2015 and December 31, 2014, inventories were as follows:

	June 30,		December 31,
	2015		2014
Crude oil, refined products, oil derivatives and petrochemicals products	Ps.	41,899,286	Ps.	45,126,915
Materials and products in stock		4,199,045		4,811,741
Materials and products in transit		2,712		—

	Ps.	46,101,043	Ps.	49,938,656

NOTE 8. AVAILABLE—FOR—SALE FINANCIAL ASSETS

On January 1, 2014, PEMEX had a total of 53,703,915 shares of Repsol valued at Ps. 17,728,490, which represented approximately 9.49% of Repsol’s share capital.

On January 17, 2014, PMI HBV received its dividends in the form of 1,451,455 new Repsol shares.

On May 28, 2014, Repsol declared an extraordinary dividend to be paid out in cash, equivalent to one euro per share. On June 6, 2014, PMI HBV recognized a dividend for a total amount of Ps. 381,900, which was computed based on the number of shares it held at the time of distribution.

In May 2014, Petróleos Mexicanos cancelled in advance the three equity swaps with financial institutions through which it had obtained the economic and voting rights of 67,969,767 shares of Repsol, opting to convert them in one equity swap. These shares amounted to approximately 5.13% of Repsol’s total shares as of May 2014. On June 3, 2014, Petróleos Mexicanos cancelled the single equity swap.

On June 4, 2014, PMI HBV divested its direct interest in 36,087,290 shares of Repsol at a sale price of 20.10 euros per share following the approval of the Board of Directors of Petróleos Mexicanos. As a result of this operation, the remaining Repsol shares owned by PMI HBV were recognized as available-for-sale financial assets on December 31, 2014. The decision to divest PMI HBV’s position in Repsol was driven by the relatively low returns obtained from this investment and the lack of mutual benefits derived from PEMEX’s alliance with Repsol. As a result of the sale of these shares, PMI HBV recognized a loss of Ps. 215,119 in its statement of comprehensive income on December 31, 2014.

On June 16, 2014, Repsol approved the payment of a flexible dividend, from which PMI HBV received 488,923 new Repsol shares in July 2014, valued at Ps. 190,814.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

On December 17, 2014, Repsol declared flexible dividends to its shareholders, from which PMI HBV received 575,205 new Repsol shares as an in kind dividend in January 2015. This amount is recognized as an account receivable of Ps. 163,834 as of December 2014.

On June 15, 2015, Repsol declared flexible dividends to its shareholders, of which PMI HBV will receive 592,123 new Repsol shares in July 2015. This amount was recognized as an account receivable of Ps. 171,451 as of June 30, 2015.

As of June 30, 2015, PMI HBV holds 20,132,208 of Repsol shares.

As of June 30, 2015 and December 31, 2014, the investments in 20,132,208 and 19,557,003 shares of Repsol held by PMI HBV were valued at Ps. 5,506,835 and Ps. 5,414,574, respectively. The effect of the valuation on the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a loss of Ps. 547,710 at June 30, 2015 and a loss of Ps. 765,412 at December 31, 2014.

As of June 30, 2015 and December 31, 2014, PEMEX’s direct holdings of Repsol shares amounted to approximately 1.46% and 1.45%, respectively, of Repsol’s total shares.

NOTE 9. PERMANENT INVESTMENTS IN ASSOCIATES

The permanent investments in associates as of June 30, 2015 and December 31, 2014 were as follows:

		Percentage of investment	June 30, 2015		December 31, 2014

Deer Park Refining Limited		49.995%	Ps.	9,233,699	Ps.	7,322,445
Gasoductos de Chihuahua, S. de R.L. de C.V.		50.00%		5,223,264		4,778,939
Petroquímica Mexicana de Vinilo, S.A. de C.V.		44.09%		3,666,374		3,521,924
TAG Norte Holding, S. de R.L. de C.V.	(i)	50.00%		1,914,146		2,071,825
Sierrita Gas Pipeline LLC	(i)	35.00%		998,166		885,792
Compañía Mexicana de Exploraciones, S.A. de C.V.	(ii)	60.00%		868,026		1,255,742
TAG Pipelines Sur, S. de R.L. de C.V.	(i)	50.00%		542,733		544,201
Mexicana de Lubricantes, S.A. de C.V.		49.00%		488,499		488,499
Frontera Brownsville, LLC		50.00%		366,437		546,463
Other—net		Various		1,057,218		598,930

Total			Ps.	24,358,562	Ps.	22,014,760

(i)	New investment in 2014 not controlled by PEMEX, which is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).
(ii)	Compañía Mexicana de Exploraciones, S. A. de C. V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted (Note 2))

Profit (loss) sharing in associates:

	As of June 30,
	2015		2014
Deer Park Refining Limited	Ps.	1,172,604	Ps.	921,145
Gasoductos de Chihuahua, S. de R. L. de C. V.		290,833		208,303
Sierrita Gas Pipeline LLC		101,752		—
Petroquímica Mexicana de Vinilo, S. A. de C. V.		32,388		40,596
CH4 Energía S.A. de C.V.		9,552		11,120
Compañía Mexicana de Exploraciones, S. A. de C. V.		(387,716)		67,672
TAG Norte Holding, S. de R.L. de C.V.		(79,000)		—
TAG Pipelines Sur, S. de R.L. de C.V.		(15,591)		(200)
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		5,298		81,346
Frontera Brownsville, LLC		—		2,101
Texas Frontera, LLC		—		22,584
Other-net		77,324		472,577

	Ps.	1,207,444	Ps.	1,827,244

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND

DECEMBER 31, 2014 AND

FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted)

NOTE 10. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT

As of June 30, 2015 and 2014 and January 1, 2014, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants		Drilling equipment		Pipelines		Wells		Buildings		Offshore platforms		Furniture and equipment		Transportation equipment		Construction in progress		Land		Unproductive fixed assets		Other fixed assets		Total fixed assets
Investment

Balances as of January 1, 2014	Ps.	735,549,850	Ps.	45,039,305	Ps.	558,441,853	Ps.	1,100,557,457	Ps.	60,262,361	Ps.	326,324,608	Ps.	51,936,293	Ps.	23,317,687	Ps.	149,430,041	Ps.	42,357,857	Ps.	10,267,798	Ps.	32,562	Ps.	3,103,517,672
Acquisitions		23,713,976		1,713,819		4,604,246		47,206,226		955,327		5,867,427		3,602,912		2,200,877		141,566,631		889,450		79,715		1,486,211		233,886,817
Reclassifications		(4,413,133)		(623,772)		964,517		—		3,301,769		(59,381)		(385,362)		305,697		(127,229)		167,016		487,390		(303,270)		(685,758)
Capitalization		16,072,431		—		9,197,666		62,848,040		787,907		5,113,356		35,512		—		(94,183,427)		128,515		—		—		—
Impairment		(1,137,399)		—		(1,972,994)		(19,226,711)		(308,592)		—		—		—		—		—		—		—		(22,645,696)
Disposals		(10,820,292)		—		(136,259)		—		(595,503)		—		(369,649)		(1,822,247)		(868,767)		(729,831)		(9,197)		(631,750)		(15,983,495)

Balances as of December 31, 2014		758,965,433		46,129,352		571,099,029		1,191,385,012		64,403,269		337,246,010		54,819,706		24,002,014		195,817,249		42,813,007		10,825,706		583,753		3,298,089,540

Acquisitions		8,757,899		5,906,844		4,184,897		20,492,579		584,193		2,174,849		673,146		86,746		66,311,663		215,587		40,603		87,085		109,516,091
Reclassifications		14,834,713		113,335		1,015,090		—		521,119		—		(996,998)		422,712		370,663		60,227		(8,249,051)		114,438		8,206,248
Capitalization		5,895,605		—		5,714,628		41,301,404		644,574		8,966,211		3,113		77,299		(62,733,326)		209,655		—		(79,163)		—
Impairment		—		—		(2,234,659)		5,247,779		—		—		—		—		—		—		—		—		3,013,120
Disposals		(3,067,294)		—		(247,918)		—		(434,586)		—		(152,784)		(56,321)		(227,983)		(92,811)		(2,594,298)		(118,638)		(6,992,633)

Balances as of June 30, 2015		785,386,356		52,149,531		579,531,067		1,258,426,774		65,718,569		348,387,070		54,346,183		24,532,450		199,538,266		43,205,665		22,960		587,475		3,411,832,366

Accumulated depreciation and amortization

Balances as of January 1, 2014	Ps.	(309,661,639)	Ps.	(25,498,940)	Ps.	(215,850,314)	Ps.	(631,582,963)	Ps.	(35,069,105)	Ps.	(109,806,704)	Ps.	(34,503,429)	Ps.	(12,623,928)	Ps.	—	Ps.	—	Ps.	(7,341,909)	Ps.	—	Ps.	(1,381,938,931)
Depreciation		(38,183,033)		(2,879,780)		(16,640,385)		(64,135,419)		(1,414,222)		(15,143,005)		(3,418,783)		(1,260,160)		—		—		—		—		(143,074,787)
Reclassifications		735,813		607,072		(179,524)		—		(1,073,720)		26,842		525,701		173,184		—		—		(129,792)		—		685,576
Disposals		7,816,567		—		12,172		—		412,737		—		345,065		899,753		—		—		126,446		—		9,612,740

Balances as of December 31, 2014		(339,292,292)		(27,771,648)		(232,658,051)		(695,718,382)		(37,144,310)		(124,922,867)		(37,051,446)		(12,811,151)		—		—		(7,345,255)		—		(1,514,715,402)
																						—		—		—

Depreciation		(20,150,121)		(1,495,441)		(8,499,338)		(36,534,097)		(793,589)		(7,846,204)		(1,766,608)		(567,002)		—		—		—		—		(77,652,400)
Reclassifications		(15,483,428)		(26,457)		(404,649)		—		(32,860)		—		954,701		(432,657)		—		—		7,219,102		—		(8,206,248)
Disposals		2,220,713		—		2,330		—		373,160		—		152,176		48,019		—		—		126,153		—		2,922,551

Balances as of June 30, 2015		(372,705,128)		(29,293,546)		(241,559,708)		(732,252,479)		(37,597,599)		(132,769,071)		(37,711,177)		(13,762,791)		—		—		—		—		(1,597,651,499)

Wells, pipelines, properties, plant and equipment—net as of December 31, 2014	Ps.	419,673,141	Ps.	18,357,704	Ps.	338,440,978	Ps.	495,666,630	Ps.	27,258,959	Ps.	212,323,143	Ps.	17,768,260	Ps.	11,190,863	Ps.	195,817,249	Ps.	42,813,007	Ps.	3,480,451	Ps.	583,753	Ps.	1,783,374,138

Wells, pipelines, properties, plant and equipment—net as of June 30, 2015	Ps.	412,681,228	Ps.	22,855,985	Ps.	337,971,359	Ps.	526,174,295	Ps.	28,120,970	Ps.	215,617,999	Ps.	16,635,006	Ps.	10,769,659	Ps.	199,538,266	Ps.	43,205,665	Ps.	22,960	Ps.	587,475	Ps.	1,814,180,867

Depreciation rates		3 to 5%		5%		2 to 7%		—		3 to 7%		4%		3 to 10%		4 to 20%		—		—		—		—		—
Estimated useful lives		20 to 35 years		20 years		15 to 45 years		—		33 to 35 years		25 years		3 to 10 years		5 to 25 years		—		—		—		—		—

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted)

a.	The combined depreciation of fixed assets and amortization of wells as of June 30, 2015 and 2014, recognized mainly in operating costs, was Ps. 77,652,400 and Ps. 73,174,076, respectively, which includes costs related to plugging and abandonment of wells as of June 30, 2015 and 2014 of Ps. 608,638 and Ps. 1,077,355, respectively.

b.	As of June 30, 2015 and December 31, 2014, provisions relating to future plugging and abandonment costs amounted to Ps. 54,151,580 and Ps. 52,460,749, respectively, and are presented in the “Provisions for sundry credits” line item.

c.	As of June 30, 2015, PEMEX recognized a reversal of impairment of Ps. 3,013,120. As a result of the decline in gas prices in the international market as well as the economic conditions, the value in use of the Integral Burgos project was favorable, resulting in a reversal of impairment charge of Ps. 3,855,490.

The value of use of the Macuspana project was unfavorable, resulting in an impairment change of Ps. (3,764,938).

As of June 30, 2015, based on an analysis of existing conditions in the Poza Rica project, the value of the project was determined to have improved, permitting the reversal of an impairment charge of Ps. 2,922,568 which was recognized in the statement of comprehensive income under the cost of sales line item.

d.	As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and other hydrocarbons commonly referred to as Round Zero, Pemex-Exploration and Production received temporary assignments of certain asset blocks, some of which may be transferred to third parties in the future. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy. As of June 30, 2015, the aggregate value of the asset blocks that were assigned on a temporary basis to Petróleos Mexicanos as part of Round Zero totals approximately Ps. 71,270,273.

e.	As part of the implementation of the Energy Reform Decree, PEMEX is to transfer to CENAGAS assets and contracts valued at approximately Ps. 34,029,000 in the aggregate as of June 30, 2015. PEMEX will be compensated for these assets pursuant to terms set by the Energy Regulatory Commission.

The value of these assets and contracts is subject to change between the date of these unaudited condensed consolidated interim financial statements and the time at which such assets and contracts are transferred, either due to additional adjustments in valuation or changes in the assets types of assets and contracts to be transferred. The transfer of assets and contracts to CENEGAS may take up to two years.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted)

NOTE 11. OTHER ASSETS

At June 30, 3015 and December 31, 2014, the balance of other assets was as follows:

	June 30, 2015		December 31, 2014
Wells unassigned to a reserve	Ps.	13,399,530	Ps.	14,970,904
Payments in advance		3,137,784		2,959,819
Other		4,760,889		4,694,541

	Ps.	21,298,203	Ps.	22,625,264

NOTE 12. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to June 30, 2015, PEMEX participated in the following financing activities:

•	On January 16, 2015, Petróleos Mexicanos obtained a direct loan for Ps. 7,000,000 bearing interest at a floating rate linked to the Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate, or “TIIE”), which matures on January 16, 2016.

•	On January 22, 2015, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $ 42,000,000 to U.S. $ 52,000,000. As of the date of these unaudited condensed consolidated interim financial statements, all debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex Cogeneration and Services.

•	On January 23, 2015, Petróleos Mexicanos issued U.S. $ 6,000,000 of its debt securities under its U.S. $ 42,000,000 Medium-Term Notes Program, Series C in three tranches: (1) U.S. $ 1,500,000 of its 3.500% Notes due 2020; (2) U.S. $ 1,500,000 of its 4.500% Notes due 2026; and (3) U.S. $ 3,000,000 of its 5.625% Bonds due 2046.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted)

•	On January 30, 2015, Petróleos Mexicanos amended the terms of its revolving credit facility in order to increase the amount available thereunder from U.S. $ 1,250,000 to U.S. $ 3,250,000 and to extend the maturity date to February 5, 2020. On February 5, 2015, Petróleos Mexicanos borrowed U.S. $ 1,950,000 under this facility to prepay in full its U.S. $ 700,000 credit facility dated as of December 17, 2014.

•	On February 11, 2015, Petróleos Mexicanos issued Ps. 24,287,902 aggregate principal amount of Certificados Bursátiles in three tranches. The first tranche was issued at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 17,000,000, consisting of (1) an international offering outside of Mexico of Ps. 9,000,000 of “Euroclearable Certificados Bursátiles,” which are eligible for clearance through Euroclear Clearance System plc and Indeval, and (2) a concurrent offering to the public in Mexico of Ps. 8,000,000. This issuance was a reopening of the same series of Certificados Bursátiles due 2026 that was originally issued on November 27, 2014. The second tranche was issued at a floating rate due 2020 in an aggregate principal amount of Ps. 4,300,000. This issuance was a reopening of the same series of Certificados Bursátiles due 2020 that was originally issued on November 27, 2014. The third tranche was issued at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 565,886,800 Unidades de Inversión (“UDIs”), equivalent to Ps. 2,987,902. This issuance represented the fourth reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014, September 11, 2014 and November 27, 2014. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000 or UDI equivalent Certificados Bursátiles Program.

•	On February 11, 2015, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $ 2,000,000. On February 17, 2015, Petróleos Mexicanos borrowed U.S. $ 2,000,000 under this facility to prepay in full its credit agreement dated as of November 18, 2010.

•	On March 24, 2015, the CNBV authorized Petróleos Mexicanos’ Short-Term Certificados Bursátiles Program for an aggregate revolving amount of Ps. 100,000,000. As of the date of these unaudited condensed consolidated interim financial statements, all debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex Cogeneration and Services.

•

On April 21, 2015, Petróleos Mexicanos issued €2,250,000 of its debt securities under its U.S. $ 52,000,000 Medium-Term Notes Program, Series C in two tranches: (1) €1,250,000 of its 2.750% Notes due 2027; and (2) €1,000,000 of its

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted)

1.875% Notes due 2022. As of the date of these unaudited condensed consolidated interim financial statements, all debt issued under this program are guaranteed by Pemex Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, and Pemex Cogeneration and Services.

•	On May 6, 2015, AGRO made a disbursement of U.S. $50,000 at floating rate, maturing to December 18, 2017.

•	On June 26, 2015, Petróleos Mexicanos made a disbursement of U.S. $500,000 from revolving credit lines.

•	During the period from March 26, 2015 to June 30, 2015 Petróleos Mexicanos issued a total of Ps. 15,000,000 of short-term Certificados Bursátiles at a fixed and floating rates, under its Short-Term Certificados Bursátiles Program and repaid Ps. 7,500,000.

As of June 30, 2015, Petróleos Mexicanos had U.S. $1,050,000 and Ps. 3,500,000 in available lines of credit in order to ensure liquidity.

From January 1 to June 30, 2015, PMI HBV repaid U.S. $ 500,000 from its revolving credit line.

NOTE 13. FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under Level 1 and Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted)

The following tables present information about PEMEX’s assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of June 30, 2015 and December 31, 2014:

	Fair value hierarchy						Total as of June 30,
	Level 1		Level 2		Level 3		2015
Financial Assets:
Derivative financial instruments	Ps.	—	Ps.	2,141,084	Ps.	—	Ps.	2,141,084
Available-for-sale financial assets		5,506,835		—		—		5,506,835
Permanent investments in associates		—		24,358,562		—		24,358,562
Financial Liabilities:
Derivative financial instruments		—		(21,532,798)		—		(21,532,798)

	Fair value hierarchy						Total as of December 31,
	Level 1		Level 2		Level 3		2014
Financial Assets:
Derivative financial instruments	Ps.	—	Ps.	1,562,556	Ps.	—	Ps.	1,562,556
Available-for-sale financial assets		5,414,574		—		—		5,414,574
Permanent investments in associates		—		22,014,760		—		22,014,760
Financial Liabilities:
Derivative financial instruments		—		(17,459,740)		—		(17,459,740)

(b)	Fair value of derivative financial instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX’s DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted)

(c)	Accounting treatment

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for designation as hedges under one of the accounting treatments allowed. They are therefore recorded in the unaudited condensed consolidated interim financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income—net” line item in the consolidated statement of comprehensive income.

As of June 30, 2015 and December 31, 2014, the net fair value of PEMEX’s outstanding DFIs was Ps. (19,391,715) and Ps. (15,897,184), respectively. As of June 30, 2015 and December 31, 2014, PEMEX did not have any DFIs designated as hedges.

For the periods ended June 30, 2015 and 2014, PEMEX recognized a net (loss) gain of Ps. (14,867,042) and Ps. 3,031,905, respectively, in the “Derivative financial instruments (cost) income-net” line item with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, in accordance with its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX determined that these agreements do not meet the criteria required to generate embedded derivatives and therefore, for the periods ended June 30, 2015 and December 31, 2014, PEMEX did not recognize any effects related to embedded derivatives (either foreign currency or index) in its statement of comprehensive income.

NOTE 14. PROVISIONS FOR SUNDRY CREDITORS

At June 30, 2015 and December 31, 2014, the provisions for sundry creditors and others is as follows:

	June 30, 2015		December 31, 2014

Provision for plugging of wells (Note 10)	Ps.	54,151,580	Ps.	52,460,749
Provision for litigation and claims in process (Note 15)		11,458,968		19,787,440
Provision for environmental costs (Note 15)		6,500,924		6,174,754

	Ps.	72,111,472	Ps.	78,422,943

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted)

NOTE 15. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings and described in further detail in this Note.

a.	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials. As of June 30, 2015 and December 31, 2014, the reserve for environmental remediation expenses totaled Ps. 6,500,924 and Ps. 6,174,754, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

b.	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these unaudited condensed consolidated interim financial statements. As of June 30, 2015 and December 31, 2014, PEMEX had accrued a reserve of Ps. 11,458,968 and Ps. 19,787,440, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

•

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA). On January 11, 2012, the ICA notified the parties of its final award. Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,038. On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012) before the Juzgado Décimo Primero de Distrito en Materia Civil (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On November 12, 2013, the Court issued a judgment declaring the arbitration award valid without addressing the issue of expenses. Petróleos Mexicanos and Pemex-Refining each filed an amparo (No. D.C. 3/2014 and D.C. 4/2014, respectively)—these amparos were denied. The defendants subsequently filed a motion to review the denial of the amparos with the Suprema Corte de Justicia de la

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted)

Nación (Supreme Court of Justice), which was admitted. Previously, on December 14, 2011, CONPROCA filed a claim before the U.S. District Court for the Southern District of New York seeking the recognition of an arbitration award. On October 17, 2013 the Court stayed the proceeding pending the conclusion of the trial in Mexico. On September 12, 2014, CONPROCA filed a motion before the U.S. District Court requesting that the defendants post security in the amount of the full arbitration and accrued interest as a condition to continue to stay this proceeding. On December 12, 2014, the U.S. District Court ordered the defendants to post security of U.S. $592,926, which the defendants appealed on December 29, 2014. On March 6, 2015, CONPROCA and the defendants agreed that the defendants would post a stand-by letter of credit in the amount of U.S. $435,000 in satisfaction of the court’s order to post security. Pemex-Refining, Petróleos Mexicanos and CONPROCA and their shareholders, reached and executed a settlement agreement, which was approved by the Board of Directors of Pemex-Refining and Petróleos Mexicanos, and this matter is concluded.

•	In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest. On September 25, 2013, the U.S. District Court for the Southern District of New York issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay COMMISA U.S. $465,060, which included Pemex-Exploration and Production’s U.S. $106,828 guarantee. Each party is to pay its value added taxes and interest relating to the award. In November 2013, Pemex-Exploration and Production deposited this amount in a bank account in New York as a condition to filing its appeal with the U.S. Second Circuit Court of Appeals, which it did on January 28, 2014. On November 20, 2014, a hearing was held. On February 6, 2015, the U.S. Department of Justice filed an amicus curiae brief before the U.S. Second Circuit Court of Appeals to present the views of the U.S. Government with respect to the case, which were favorable to Pemex-Exploration and Production’s position. As of the date of these financial statements, a final resolution is still pending. On January 22, 2013 COMMISA requested from the authorities in Luxembourg an execution of the arbitration award and an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions. The attachment of assets was denied. COMMISA filed a second request, which is suspended until the appeal filed by COMMISA on January 19, 2015 before the Court of Appeals in Luxembourg is resolved. A hearing was scheduled and is expected to be held on July 24, 2015.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted)

•	In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the Primera Sección de la Sala Superior (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Exploration and Production filed its rejoinders on September 10, 2014. On December 1, 2014, the First Section of the Superior Court ordered a final judgment to be issued, which is still pending as of June 30, 2015.

•	On September 19, 2014, the Tax Management Service notified Petróleos Mexicanos (motion No. 900-07-2014-52233 dated September 8, 2014) that it had determined that Petróleos Mexicanos owed Ps. 3,581,878 for allegedly failing to properly withhold income taxes on interest payments to foreign residents during 2008, which were based on a 4.9% rate instead of a 28% rate. On November 3, 2014, Petróleos Mexicanos filed a motion to revoke the Tax Management Service’s assessment. As of June 30, 2015, a final resolution is still pending.

•	On June 11, 2015, the Segunda Sala Regional del Noreste (Second Regional Northeast Court) notified Pemex-Refining of an administrative claim filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, the President, Secretary and Treasurer of the Ejido Tepehuaje, respectively, seeking Ps. 2,094,232 in damages due to an oil spill in their land. As of June 30, 2015, Pemex-Refining is preparing a response to this claim.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted)

•	In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the Sala Superior (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Refining filed its rejoinders on September 10, 2014. On December 1, 2014, the First Section of the Superior Court ordered a final judgment to be issued, which is still pending as of June 30, 2015.

•	On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment. A final judgment was issued in favor of Pemex-Gas and Basic Petrochemicals and required that each party cover its respective legal expenses, which the parties subsequently appealed. Pemex-Gas and Basic Petrochemicals’ appeal requested that the expenses related to these proceedings be paid by the plaintiff.

•	In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs were seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and nonpayment by Pemex-Exploration and Production under the contract. On December 31, 2014, a final judgment was issued in favor of Pemex-Exploration and Production. The plaintiff subsequently filed an appeal, which was denied on May 11, 2015. On June 3, 2015, the plaintiff filed an amparo (02/2015) against this resolution, which is still pending as of June 30, 2015.

•

In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted)

connection with an administrative claim (No. 4957/1117071) filed by the plaintiffs seeking that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. On November 4, 2014, the Seventh Regional Metropolitan Court ordered the Segunda Sección de la Sala Superior (Second Section of the Superior Court) to issue a final judgment, which was sent back to the Seventh Regional Metropolitan Court on February 17, 2015 due to a procedural error. On May 19, 2015, plaintiff was allowed to file additional documentary evidence.

•	On July 5, 2011, Pemex-Exploration and Production was summoned before the Juzgado Décimo Segundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. A judgment was issued ordering Pemex-Exploration and Production to pay Ps. 12,682 for contractual penalties. Pemex-Exploration and Production subsequently filed an appeal, which was granted to Pemex-Exploration and Production. In response, Saboratto, S.A. de C.V. filed an amparo against this resolution. Pemex-Exploration and Production also filed an amparo requesting that the expenses related to these proceedings be paid by the plaintiff. Both requests were denied on April 30, 2015 by the Quinto Tribunal Colegiado (Fifth Joint Court), confirming the judgment. Therefore, this proceeding has concluded.

•	On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,000. On April 2, 2013, the Court permitted an amendment to the claim. In addition, on April 9, 2013 a new claim was filed before the same Court (438/1211023) and the defendants requested that it be joined with the previous claim, which was granted on May 2, 2013. On August 20, 2014, these proceedings were sent to the Segunda Sección de la Sala Superior (Second Section of the Superior Court) of the Tax and Administrative Federal Court, which will issue a final judgment. On October 29, 2014, these proceedings were returned to the Second Regional Court to correct a procedural error. As of the date of these financial statements, a final judgment is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted)

probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 16. SUBSEQUENT EVENTS

On August 1, 2015, the productive state-owned subsidiaries Pemex Drilling and Services, Pemex Fertilizers and Pemex Ethylene were formed and began operating in accordance with the July 29, 2015 resolution of the Board of Directors of Petróleos Mexicanos that was published in the Official Gazette of the Federation on July 31, 2015. Upon its formation, Pemex Drilling and Services automatically and simultaneously assumed, as a matter of Mexican law, all of the rights and obligations under the Guaranty Agreement, dated as of July 29, 1996, among Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. Note 24 to PEMEX’s audited condensed financial statements included in its annual report on Form 20-F for the year ended December 31, 2014 contains the supplemental condensed consolidating financial information as of and for the year ended December 31, 2014 of Petróleos Mexicanos and its subsidiary guarantors (Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals). As of June 30, 2015, none of Pemex Drilling and Services, Pemex Fertilizers and Pemex Ethylene has published its own financial statements.

During the period from July 1 to September 18, 2015, PEMEX participated in the following financing activities:

•	On July 7, 2015, Petróleos Mexicanos obtained a loan for Ps. 18,000,000 bearing interest at a floating rate linked to the Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate, or TIIE) plus 0.95%, which matures on July 7, 2025.

•	On July 16, 2015, Petróleos Mexicanos issued in the Mexican market Ps. 7,721,582 aggregate principal amount of Certificados Bursátiles under its Ps. 200,000,000 or UDI equivalent Certificados Bursátiles Program, in three tranches: (1) aggregate principal amount of Ps. 650,000 at a floating rate linked to the TIIE plus 0.15% due 2020; (2) aggregate principal amount of Ps. 6,100,000 at a fixed rate of 7.47% due 2026; and (3) aggregate principal amount of 183,941,400 UDIs, equivalent to approximately Ps. 971,582, at a fixed rate of 3.94% due 2026.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE SIX-MONTHS PERIODS ENDED JUNE 30, 2015 AND 2014

(Figures stated in thousands, except as noted)

•	On July 31, 2015, Petróleos Mexicanos issued U.S. $525,000 of notes due 2025, which bear interest at a fixed rate of 2.46%. The notes are guaranteed by the Export-Import Bank of the United States.

•	On August 4, 2015, PMI HBV obtained a loan for U.S. $250,000, which bears interest at a rate of 1.79% and is due in 2018. The loan is backed (collateralized) by the 20,724,331 Repsol shares.

•	During the period from July 1, 2015 to September 18, 2015, Petróleos Mexicanos issued a total of Ps. 10,000,000 of short-term Certificados Bursátiles at fixed and floating rates under its Short-Term Certificados Bursátiles Program and repaid Ps. 12,500,000. As of June 30, 2015, an aggregate principal amount of Ps. 5,000,000 of the short-term Certificados Bursátiles issued under this program remains outstanding.

On September 18, 2015, the Mexican peso-U.S. dollar exchange rate was Ps. 16.7716 per U.S. dollar, which represents a 7.73% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2015, which was Ps. 15.5676 per U.S. dollar.

On September 18, 2015, the weighted average price of the crude oil exported by PEMEX was U.S. $38.59 per barrel. This represents a price decrease of approximately 30.69% as compared to the average price as of June 30, 2015, which was U.S. $55.68 per barrel.

As of June 30, 2015, PEMEX has valued and recorded the 20,132,208 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has decreased approximately 31.43%, from €15.75 per share as of June 30, 2015 to €10.80 per share as of September 18, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: September 24, 2015

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	activities relating to the generation of electrical energy;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Energy Reform Decree;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.